2018 *Third Quarter Report*

Nutrien™
Feeding the Future™

www.nutrien.com

Management's Discussion and Analysis

of Financial Condition and Results of Operations (In US Dollars)

The following management's discussion and analysis (MD&A) is the responsibility of management and is dated November 5, 2018. The Board of Directors (Board) carries out its responsibility for review of this disclosure principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews and, prior to its publication, approves this disclosure, pursuant to the authority delegated to it by the Board. The term "Nutrien" refers to Nutrien Ltd. and the terms "we," "us," "our," "Nutrien" and "the company" refer to Nutrien and, as applicable, Nutrien and its direct and indirect subsidiaries as a group, including, for greater clarity, Potash Corporation of Saskatchewan Inc. (PotashCorp) and Agrium Inc. (Agrium). This MD&A is based on the company's third quarter unaudited interim condensed consolidated financial statements (interim financial statements) which were based on International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS) and prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", unless otherwise stated.

This MD&A contains certain financial measures that do not have a standard meaning under IFRS. See "Non-IFRS Financial Measures" on page 29. This MD&A also contains forward-looking statements. See "Forward-Looking Statements" on page 28. All references to per share amounts pertain to diluted net earnings per share. Financial data in this report are stated in US dollars unless otherwise noted.

Additional information relating to Nutrien (which, except as otherwise noted, is not incorporated by reference herein), including our first quarter 2018 unaudited interim report (first quarter interim report), second quarter 2018 unaudited interim report (second quarter interim report), and Business Acquisition Report dated February 20, 2018 (BAR), and the Annual Information Forms, consolidated financial statements and MD&A for each of PotashCorp and Agrium for the year ended December 31, 2017, can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The company is a foreign private issuer under the rules and regulations of the US Securities and Exchange Commission (the SEC).

Nutrien and Our Operating Environment

We are a world-class integrated provider of crop nutrients and services, playing a critical role in helping growers increase food production in a sustainable manner. We directly supply growers through our leading global retail (R) network – including crop nutrients, crop protection products, seed, as well as agronomic and application services. We operate approximately 1,600 retail facilities across the US, Canada, Australia and South America, servicing over 500,000 growers.

Nutrien is the world's largest crop nutrient company by capacity, producing the crop nutrients: potash (K), nitrogen (N) and phosphate (P). We produce and distribute over 26 million tonnes of crop nutrient products from our facilities in Canada, the US and Trinidad, and our Canadian potash operations represent over one-fifth of global nameplate capacity. Detailed descriptions of our operating environments can be found on pages 1 and 2 in our first quarter interim report.

Strategy

Nutrien has significant competitive advantages across our global footprint of operations. We are focused on supplying customers with an integrated portfolio of agricultural products, services and solutions that are designed to increase productivity and provide superior returns for our shareholders. Our company plays an essential role in helping farmers meet the ever-growing global demand for crops and food, and we are committed to doing so safely and sustainably.

Our strategic pillars guide our value creation efforts:

- **Strategically Allocate Capital:** Maximize long-term total shareholder returns by utilizing a 'compete-for-cash' philosophy.

- **Invest in Growth & Innovation:** Identify and pursue value-enhancing opportunities, with a focus on expanding our leading retail business and investing in top-tier assets.
- **Drive Integration & Optimization:** Unlock potential and improve our existing asset base by integrating our people, processes and operations with a focus on enhancing safety, reliability and margin expansion across the portfolio.
- **Engaged Employees & Stakeholders:** Develop a talented, engaged workforce with a focus on collaboration across our broad stakeholder base to earn trust and support for our long-term business plans.

Risk Management

In the normal course of operations, our business activities expose us to risk. We believe the identification and management of risk and uncertainties is crucial to protecting, optimizing and creating long-term shareholder value. Certain risks and uncertainties that could affect our business and financial results are set out in Schedule B of our BAR.

The company is not aware of any significant changes to its risk factors from those disclosed at that time.

Key Performance Drivers

Through our integrated value model, we set, evaluate and refine our targets to drive improvements that benefit all those impacted by our business. We demonstrate our accountability by tracking and reporting our performance against targets related to each strategic priority. A summary of our progress, as of the date of this report, against our annual targets is as follows:

Nutrien has achieved synergies from the Merger ahead of schedule, capturing $401 million in run-rate synergies as at September 30, 2018. We now expect to achieve $500 million in run-rate synergies by the end of 2018, up from the second quarter estimate of $350 million. We are raising guidance on the annual run-rate synergy target to $600 million by the end of 2019.

We expect to report other key performance drivers (KPDs) in our annual report.

Synergy Program Commitments

Category	December 31, 2019 Synergy Run Rate – Initial Target		December 31, 2019 Synergy Run Rate – New Target		Synergy Run Rate Achieved to September 30, 2018	
Distribution and Retail Integration/Optimization	~$	150 million	~$	150 million	$	81 million
Production Optimization	~$	125 million	~$	200 million	$	119 million
SG&A and other Optimization[1]	~$	125 million	~$	150 million	$	142 million
Procurement	~$	100 million	~$	100 million	$	59 million
Total	$	500 million	$	600 million	$	401 million

[1] Other includes synergies related to administrative functions which may not appear in selling expenses and/or general and administrative expenses (SG&A) in the interim financial statements.

Performance Overview

For an understanding of trends, events, uncertainties and the effect of critical accounting estimates on our results and financial condition, the following discussion and analysis should be read carefully, together with our interim financial statements.

Three and Nine Months Ended September 30, 2018 Results

Dollars (millions), except per share amounts	Three Months Ended September 30, 2018		Nine Months Ended September 30, 2018	
Net (loss) earnings per share (EPS) – diluted	$	(1.70)	$	0.59
Net loss from continuing operations	$	(1,067)	$	(327)
Adjusted EBITDA[1]	$	839	$	3,012

[1] Net (loss) earnings from continuing operations before finance costs, income tax (recovery) expense and depreciation and amortization, impairment, Merger and related costs, share-based compensation and gain on curtailment of defined benefit pension and other post-retirement benefit plans (Curtailment Gain). Refer to "Non-IFRS Financial Measures" section on page 29 for details.

Overview of Actual Results

Grey shading has been used throughout this MD&A to emphasize required IFRS comparative figures, which are amounts previously reported by PotashCorp, as it is the continuing reporting entity for accounting purposes for the three and nine months ended September 30, 2018 (unless otherwise stated).

The Nutrien comparative figures in this MD&A are the combined historical results of PotashCorp and Agrium for the three and nine months ended September 30, 2017 (unless otherwise stated) and certain of these are considered to be non-IFRS measures. Refer to "Non-IFRS Financial Measures" section starting on page 29 for detailed information.

	Three Months Ended September 30						
Dollars (millions), except per share amounts	Nutrien 2018	Nutrien[1] 2017	Change	% Change	PotashCorp[2] 2017	Change	% Change
Sales	$ 4,034	$ 3,586	$ 448	12	$ 1,234	$ 2,800	227
Gross margin	1,155	793	362	46	233	922	396
(Loss) earnings before finance costs and income taxes (EBIT)	(1,359)	74	(1,433)	n/m	100	(1,459)	n/m
(Loss) earnings before income taxes	(1,501)	(61)	(1,440)	n/m	40	(1,541)	n/m
Net (loss) earnings from continuing operations	(1,067)	(53)	(1,014)	n/m	16	(1,083)	n/m
Net earnings from discontinued operations	23	n/a	n/a	n/a	37	(14)	(38)
Net (loss) earnings	(1,044)	n/a	n/a	n/a	53	(1,097)	n/m
Adjusted EBITDA[1]	839	474	365	77	n/a	n/a	n/a
Net (loss) earnings per share from continuing operations – diluted	(1.74)	n/a	n/a	n/a	0.02	(1.76)	n/m
Net earnings per share from discontinued operations – diluted	0.04	n/a	n/a	n/a	0.04	–	–
Net (loss) earnings per share – diluted	(1.70)	n/a	n/a	n/a	0.06	(1.76)	n/m
Other comprehensive income	1	52	(51)	(98)	42	(41)	(98)

[1] Refer to "Non-IFRS Financial Measures" section on page 29 for details.

[2] Certain amounts have been reclassified to conform to the current period's presentation. See note 16 to the interim financial statements.

n/m = not meaningful

n/a = not available

CHANGES IN NET LOSS FROM CONTINUING OPERATIONS
Three months ended September 30, 2018 vs Nutrien[1] September 30, 2017
($ millions)



Source: Nutrien

[1] Refer to "Non-IFRS Financial Measures" section on page 29 for details.

CHANGES IN NET EARNINGS (LOSS) FROM CONTINUING OPERATIONS
Three months ended September 30, 2018 vs PotashCorp September 30, 2017
($ millions)



Source: Nutrien

Dollars (millions), except per share amounts	Nine Months Ended September 30 Nutrien 2018	Nutrien[1] 2017	Change	% Change	PotashCorp[2] 2017	Change	% Change
Sales	$ 15,874	$ 14,671	$ 1,203	8	$ 3,466	$ 12,408	358
Gross margin	4,133	3,422	711	21	766	3,367	440
(Loss) earnings before finance costs and income taxes (EBIT)	(132)	1,291	(1,423)	n/m	424	(556)	n/m
(Loss) earnings before income taxes	(526)	912	(1,438)	n/m	244	(770)	n/m
Net (loss) earnings from continuing operations	(327)	749	(1,076)	n/m	274	(601)	n/m
Net earnings from discontinued operations	698	n/a	n/a	n/a	129	569	441
Net earnings	371	n/a	n/a	n/a	403	(32)	(8)
Adjusted EBITDA[1]	3,012	2,364	648	27	n/a	n/a	n/a
Net (loss) earnings per share from continuing operations – diluted	(0.52)	n/a	n/a	n/a	0.33	(0.85)	n/m
Net earnings per share from discontinued operations – diluted	1.11	n/a	n/a	n/a	0.15	0.96	640
Net earnings per share – diluted	0.59	n/a	n/a	n/a	0.48	0.11	23
Other comprehensive (loss) income	(174)	266	(440)	n/m	150	(324)	n/m

[1] Refer to "Non-IFRS Financial Measures" section on page 29 for details.

[2] Certain amounts have been reclassified to conform to the current period's presentation. See note 16 to the interim financial statements.

n/m = not meaningful

n/a = not available

CHANGES IN NET EARNINGS (LOSS) FROM CONTINUING OPERATIONS

Nine months ended September 30, 2018 vs Nutrien[1] September 30, 2017
($ millions)


1,500
1000
500
0
-500
-1,000
749
88
377
(1,809)
230
87
(113)
(15)
362
(283)
(327)
Nutrien net earnings from continuing operations, September 30, 2017
Retail EBITDA
Potash adjusted EBITDA1
Impairment of potash PPE
Nitrogen EBITDA
Phosphate & Sulfate EBITDA
Others EBITDA
Finance costs
Income tax recovery (expense)
Depreciation and amortization
Net loss from continuing operations, September 30, 2018

Source: Nutrien

CHANGES IN NET EARNINGS (LOSS) FROM CONTINUING OPERATIONS

Nine months ended September 30, 2018 vs PotashCorp September 30, 2017
($ millions)


2,000
1,500
1,000
500
0
-500
-1,000
274
992
537
(1,809)
539
148
(289)
(214)
169
(674)
(327)
PotashCorp net earnings from continuing operations, September 30, 2017
Retail EBITDA
Potash adjusted EBITDA1
Impairment of potash PPE
Nitrogen EBITDA
Phosphate & Sulfate EBITDA
Others EBITDA
Finance costs
Income tax recovery
Depreciation and amortization
Net loss from continuing operations, September 30, 2018

Source: Nutrien

[1] Refer to "Non-IFRS Financial Measures" section on page 29 for details.

Three and nine months ended	September 30, 2018 vs September 30, 2017 (Nutrien)	September 30, 2018 vs September 30, 2017 (PotashCorp)
Net (Loss) Earnings from Continuing Operations	Net loss from continuing operations in the third quarter and first nine months of 2018, compared to a net loss from continuing operations in the third quarter of 2017 and net earnings from continuing operations in the first nine months of 2017, were primarily due to the non-cash impairment relating to our New Brunswick property, plant and equipment and increased depreciation related to PPA adjustments as a result of the Merger exceeding the impact of higher potash, urea and phosphate fertilizer prices, higher potash sales volumes, a higher income tax recovery and a Curtailment Gain.	Results were primarily impacted by increased sales volumes and expenses resulting from the acquisition of Agrium's operations in the Merger. Further, net loss from continuing operations in the third quarter of 2018 and first nine months of 2018, compared to net earnings from continuing operations for the same periods in 2017, were primarily due to the non-cash impairment relating to our New Brunswick property, plant and equipment and increased depreciation related to PPA adjustments as a result of the Merger exceeding the impact of higher potash, urea and phosphate fertilizer prices, a higher income tax recovery (PotashCorp had income tax expense for the nine-month period) and a Curtailment Gain.

Three and nine months ended	September 30, 2018 vs September 30, 2017 (Nutrien)	September 30, 2018 vs September 30, 2017 (PotashCorp)
Net Earnings from Discontinued Operations	Combined historical Nutrien information was not prepared for discontinued operations.	There were no significant changes quarter over quarter. Net earnings from discontinued operations were higher in the first nine months of 2018 primarily due to the gain on sale of our SQM class B shares and dividends from SQM and APC exceeding their equity earnings in the comparative periods (equity accounting for these investments ceased when the investments were classified as held for sale). This was partially offset by an increase in income tax expense.
Other Comprehensive (Loss) Income	There were no significant changes to other comprehensive income quarter over quarter. Other comprehensive loss for the first nine months of 2018 was primarily a loss on translation of our net operations in Canada and Australia and a fair value loss on our investment in Sinofert. Other comprehensive income for the first nine months of 2017 was primarily the result of increases in the fair values of our investments in ICL and Sinofert and gains on translation of our net operations in Canada and Australia.	There were no significant changes to other comprehensive income quarter over quarter. Other comprehensive loss for the first nine months of 2018 was primarily a loss on translation of our net operations in Canada and Australia and a fair value loss on our investment in Sinofert. PotashCorp other comprehensive income for the first nine months of 2017 was primarily the result of increases in the fair values of its investments in ICL and Sinofert.

Segment Review

We report our results in four business segments: retail, potash, nitrogen and phosphate and sulfate. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance. We include net sales and EBITDA in segment disclosures in the notes to the interim financial statements pursuant to IFRS, which require segmentation based upon our internal organization and reporting of revenue and profit or loss measures. As a component of gross margin, net sales (and the related per-tonne amounts) are the primary revenue measures and are used for business planning and monthly forecasting for the potash, nitrogen and phosphate and sulfate segments. Net sales are calculated as sales revenues less freight, transportation and distribution expenses. Realized prices refer to net sales prices. As a component of net earnings, EBITDA is the primary profit measure we use and review for all business segments in making decisions about operating matters on a segment basis. These decisions include assessments of segment performance and the resources to be allocated to these segments. EBITDA is also used for business planning and monthly forecasting in all business segments.

Our discussion of segment operating performance is set out below and includes nutrient product and/or market performance results, where applicable, to give further insight into these results.

NUTRIEN SEGMENT EBITDA[1]

($ millions)


Retail
Potash
Nitrogen
Phosphate and Sulfate
Others
Total
4,500
3,000
1,500
0
-1,500
Q1 2017
Q2
Q3
Q4
Total 2017
Q1 2018
Q2
Q3

Source: Nutrien

1 Nutrien combined historical 2017 EBITDA figures are non-IFRS measures. Refer to “Non-IFRS Financial Measures” section on page 29 for details.

Retail Performance

	Three Months Ended September 30												
	(millions)					Gross Margin (millions)					Gross Margin (percentage)		
	Nutrien	Nutrien[1]		PotashCorp		**Nutrien**	Nutrien[1]		PotashCorp		**Nutrien**	Nutrien[1]	PotashCorp
	2018	2017	% Change	2017	% Change	**2018**	2017	% Change	2017	% Change	**2018**	2017	2017
Sales													
Crop nutrients[2,3]	$ 650	$ 528	23	$ –	n/m	$ 142	$ 120	18	$ –	n/m	22	23	–
Crop protection products	1,086	1,117	(3)	–	n/m	236	243	(3)	–	n/m	22	22	–
Seed	60	59	2	–	n/m	14	21	(33)	–	n/m	23	36	–
Merchandise	205	187	10	–	n/m	27	29	(7)	–	n/m	13	16	–
Services and other	174	176	(1)	–	n/m	114	105	9	–	n/m	66	60	–
	2,175	2,067	5	–	n/m	$ 533	$ 518	3	$ –	n/m			
Cost of goods sold	(1,642)	(1,549)	6	–	n/m								
Gross margin	533	518	3	–	n/m								
Expenses[4]	(539)	(486)	11	–	n/m								
EBIT	(6)	32	(119)	–	n/m								
Depreciation and amortization	122	73	67	–	n/m								
EBITDA	$ 116	$ 105	10	$ –	n/m								

[1] Refer to "Non-IFRS Financial Measures" section on page 29 for details.

[2] Sales tonnes were 1,490,000 tonnes (2017 (Nutrien) – 1,243,000 tonnes) and average per tonne prices were $436 per tonne (2017 (Nutrien) – $425 per tonne).

[3] Includes intersegment gross sales of $14 million. Intersegment profits are eliminated on consolidation.

[4] Includes selling expenses of $552 million (2017 (Nutrien) – $468 million).

n/m = not meaningful

The most significant contributors to the change in retail EBITDA were as follows (direction of arrows refers to impact on EBITDA and ● means no impact):

Three months ended		September 30, 2018 vs September 30, 2017 (Nutrien)	September 30, 2018 vs September 30, 2017 (PotashCorp)
Sales volumes	▲	Crop nutrient sales volumes increased in all geographic locations. Acquisitions accounted for half of the volume increase for the quarter.	Retail was acquired as part of the Merger and PotashCorp had no similar operations.
	▼	Crop protection sales were down for the quarter primarily due to rapid crop development, limited pest pressure and an early start to harvest, as well as adverse weather impacts in the US and Canada. The US experienced wet weather conditions reducing herbicide applications, while Canada had very dry conditions resulting in decreased fungicide sales.	
	▲	Merchandise sales volumes were higher due to increased animal health volumes in Australia along with higher fuel sales in Canada.	
Sales prices	▲	Crop nutrients prices were higher in all geographic locations except for Australia.	
Gross margin	▲	Crop nutrient gross margin was higher primarily due to increased volumes in all geographic locations. Gross margin percentage was flat as the increase in selling prices was offset by rising costs.	
	▼	Due to the unfavorable weather conditions in North America, crop protection sales volumes were down resulting in a decrease in gross margin.	
	▼	Seed gross margin percentage decreased due to seed sales mix and timing of vendor programs.	
Selling expenses	▼	Expenses increased due to recent acquisitions across all geographic locations and increased depreciation and amortization as discussed below.	
Depreciation and amortization	●	Expense was higher primarily due to the PPA adjustments as a result of the Merger and from recently acquired businesses.	

	Nine Months Ended September 30													
	(millions)					Gross Margin (millions)					Gross Margin (percentage)		
	Nutrien	Nutrien[1]		PotashCorp		Nutrien	Nutrien[1]		PotashCorp		Nutrien	Nutrien[1]	PotashCorp
	2018	2017	% Change	2017	% Change	**2018**	2017	% Change	2017	% Change	**2018**	2017	2017
Sales													
Crop nutrients[2,3]	$ 3,660	$ 3,231	13	$ –	n/m	$ 739	$ 680	9	$ –	n/m	20	21	–
Crop protection products	4,218	4,225	–	–	n/m	885	858	3	–	n/m	21	20	–
Seed	1,584	1,521	4	–	n/m	277	274	1	–	n/m	17	18	–
Merchandise	555	496	12	–	n/m	76	78	(3)	–	n/m	14	16	–
Services and other	599	541	11	–	n/m	396	361	10	–	n/m	66	67	–
	10,616	10,014	6	–	n/m	$ 2,373	$ 2,251	5	$ –	n/m			
Cost of goods sold	(8,243)	(7,763)	6	–	n/m								
Gross margin	2,373	2,251	5	–	n/m								
Expenses[4]	(1,748)	(1,562)	12	–	n/m								
EBIT	625	689	(9)	–	n/m								
Depreciation and amortization	367	215	71	–	n/m								
EBITDA	$ 992	$ 904	10	$ –	n/m								

[1] Refer to "Non-IFRS Financial Measures" section on page 29 for details.

[2] Sales tonnes were 8,699,000 tonnes (2017 (Nutrien) – 7,982,000 tonnes) and average per tonne prices were $421 per tonne (2017 (Nutrien) – $405 per tonne).

[3] Includes intersegment gross sales of $36 million. Intersegment profits are eliminated on consolidation.

[4] Includes selling expenses of $1,732 million (2017 (Nutrien) – $1,490 million).

n/m = not meaningful

The most significant contributors to the change in retail EBITDA were as follows (direction of arrows refers to impact on EBITDA and ● means no impact):

Nine months ended	September 30, 2018 vs September 30, 2017 (Nutrien)	September 30, 2018 vs September 30, 2017 (PotashCorp)
Sales volumes	▲ Crop nutrient sales volumes were up across all geographic locations with much of the increase coming from North America acquisitions.	Retail was acquired as part of the Merger and PotashCorp had no similar operations.
	● Crop protection volumes were flat as the increase due to acquisitions was offset by a decrease caused by adverse weather in the US and Australia.	
	▲ Strong cotton seed volumes in the US more than offset lower seed volumes in Australia caused by dry weather.	
	▲ Merchandise sales increased primarily due to increased animal health volumes in Australia.	
	▲ Services and other sales increased primarily due to higher livestock sales and wool commissions in Australia.	
Sales prices	▲ Crop nutrients prices were higher in all geographic locations.	
Gross margin	▲ Crop nutrient gross margin was higher primarily due to increased volumes in all geographic locations. Gross margin percentage was flat due to the increase in selling prices being offset by rising costs.	
	▲ Services and other margin increased due to higher livestock sales and wool commissions in Australia.	
Selling expenses	▼ Expenses were up due to increased payroll from acquisitions and depreciation and amortization discussed below.	
Depreciation and amortization	● Expense was higher primarily due to the PPA adjustments as a result of the Merger and from recently acquired businesses.	

Potash Performance

	Dollars (millions)					Tonnes (thousands)					Average per Tonne[1]				
	Nutrien	Nutrien[2]		PotashCorp		**Nutrien**	Nutrien[2]		PotashCorp		**Nutrien**	Nutrien[2]		PotashCorp	
	2018	2017	% Change	2017	% Change	**2018**	2017	% Change	2017	% Change	**2018**	2017	% Change	2017	% Change
Manufactured product[3]															
Net sales															
North America	$ 358	$ 263	36	$ 220	63	1,678	1,373	22	1,123	49	$ 213	$ 192	11	$ 195	9
Offshore	458	326	40	290	58	2,180	1,938	12	1,727	26	$ 210	$ 168	25	$ 168	25
	816	589	39	510	60	3,858	3,311	17	2,850	35	$ 212	$ 178	19	$ 179	18
Cost of goods sold	(358)	(322)	11	(252)	42						$ (93)	$ (97)	(4)	$ (89)	4
Gross margin	458	267	72	258	78						$ 119	$ 81	47	$ 90	32
Other potash and purchased products gross margin[4]	1	–	n/m	(1)	n/m										
Gross margin	459	267	72	257	79										
Expenses[5]	(1,898)	(57)	n/m	(54)	n/m										
EBIT	(1,439)	210	n/m	203	n/m										
Depreciation and amortization	128	93	38	72	78										
EBITDA	$ (1,311)	$ 303	n/m	$ 275	n/m										

Three Months Ended September 30

[1] Rounding differences may occur due to the use of whole dollars in per-tonne calculations.
[2] Refer to "Non-IFRS Financial Measures" section on page 29 for details.
[3] Includes intersegment gross sales of $62 million and 262,000 sales tonnes (2017 (PotashCorp) – $NIL and NIL sales tonnes). Intersegment profits are eliminated on consolidation.
[4] Comprised of net sales $1 million (2017 (Nutrien) – $1 million; 2017 (PotashCorp) – $NIL) less cost of goods sold $NIL (2017 (Nutrien) – $1 million; 2017 (PotashCorp) – $1 million).
[5] Includes non-cash impairment of property, plant and equipment of $1,809 million (2017 (Nutrien) – $NIL; 2017 (PotashCorp) – $NIL) and provincial mining and other taxes of $78 million (2017 (Nutrien) – $48 million; 2017 (PotashCorp) – $45 million).

POTASH PRODUCTION HIGHLIGHTS
(millions)   (weeks)



Three months ended September 30

Source: Nutrien

Sales to major offshore markets by Canpotex Limited (Canpotex) were as follows:

	Three Months Ended September 30			Nine Months Ended September 30		
	Percentage of Sales Volumes			Percentage of Sales Volumes		
	Nutrien	Nutrien		**Nutrien**	Nutrien	
	2018	2017	% Change	**2018**	2017	% Change
Latin America	40	30	33	33	32	3
Other Asian markets[1]	37	26	42	32	34	(6)
China	7	23	(70)	18	15	20
India	11	14	(21)	9	12	(25)
Other markets	5	7	(29)	8	7	14
	100	100		100	100	

[1] All Asian markets except China and India.

Nine Months Ended September 30

	Dollars (millions)					Tonnes (thousands)					Average per Tonne[1]				
	Nutrien	Nutrien[2]	% Change	PotashCorp	% Change	**Nutrien**	Nutrien[2]	% Change	PotashCorp	% Change	**Nutrien**	Nutrien[2]	% Change	PotashCorp	% Change
	2018	2017		2017		**2018**	2017		2017		**2018**	2017		2017	
Manufactured product[3]															
Net sales															
North America	$ 830	$ 697	19	$ 518	60	3,962	3,639	9	2,633	50	$ 209	$ 192	9	$ 197	6
Offshore	1,198	892	34	764	57	6,200	5,562	11	4,756	30	$ 193	$ 160	21	$ 161	20
	2,028	1,589	28	1,282	58	10,162	9,201	10	7,389	38	$ 200	$ 173	16	$ 173	16
Cost of goods sold	(911)	(860)	6	(641)	42						$ (90)	$ (93)	(3)	$ (87)	3
Gross margin	1,117	729	53	641	74						$ 110	$ 80	38	$ 86	28
Other potash and purchased products gross margin[4]	1	–	–	(1)	n/m										
Gross margin	1,118	729	53	640	75										
Expenses[5]	(2,027)	(159)	n/m	(148)	n/m										
EBIT	(909)	570	n/m	492	n/m										
Depreciation and amortization	312	265	18	183	70										
EBITDA	$ (597)	$ 835	n/m	$ 675	n/m										

[1] Rounding differences may occur due to the use of whole dollars in per-tonne calculations.

[2] Refer to "Non-IFRS Financial Measures" section on page 29 for details.

[3] Includes intersegment gross sales of $180 million and 696,000 sales tonnes (2017 (PotashCorp) – $NIL and NIL sales tonnes). Intersegment profits are eliminated on consolidation.

[4] Comprised of net sales $2 million (2017 (Nutrien) – $5 million; 2017 (PotashCorp) – $4 million) less cost of goods sold $1 million (2017 (Nutrien) – $5 million; 2017 (PotashCorp) – $5 million).

[5] Includes non-cash impairment of property, plant and equipment of $1,809 million (2017 (Nutrien) – $NIL; 2017 (PotashCorp) – $NIL) and provincial mining and other taxes of $188 million (2017 (Nutrien) – $130 million; 2017 (PotashCorp) – $121 million).

POTASH PRODUCTION HIGHLIGHTS

(millions) (weeks)



Potash tonnes produced ▬ Shutdown weeks

Nine months ended September 30

Source: Nutrien

North America typically consumes more higher-priced granular product than standard product.

The most significant contributors to the change in potash EBITDA were as follows (direction of arrows refers to impact on EBITDA and ● means no impact):

Three months ended		September 30, 2018 vs September 30, 2017 (Nutrien)		September 30, 2018 vs September 30, 2017 (PotashCorp)
Sales volumes	▲	Offshore sales volumes were higher due to increased demand.	▲	Offshore sales volumes were higher due to increased demand.
	▲	Strong demand for the fall application season led to record North America and total sales volumes in the quarter.	▲	Strong demand for the fall application season led to record North America and total sales volumes in the quarter.
			▲	Sales volumes were also higher as a result of the Merger, specifically the addition of the Vanscoy mine.
Net sales prices	▲	Selling prices were higher due to increased prices in all major spot markets due to strong demand.	▲	Selling prices were higher due to increased prices in all major spot markets due to strong demand.
Cost of goods sold	▲	Costs decreased due to our portfolio optimization and results from our cost reduction strategy as well as a deferral of shutdowns at certain mines to the fourth quarter of 2018, which offset increased depreciation related to PPA adjustments as a result of the Merger.	▼	Costs increased due to the addition of Agrium's operations and higher depreciation on the related PPA adjustments as a result of the Merger more than offsetting the impact of lower costs from the deferral of shutdowns at certain mines to the fourth quarter of 2018.
Impairment of property, plant and equipment	▼	A non-cash impairment of property, plant and equipment was recorded as a result of the decision to safely shut down our New Brunswick operations due to the operations no longer being part of our medium or long-term strategic plans. See note 4 to the interim financial statements.	▼	A non-cash impairment of property, plant and equipment was recorded as a result of the decision to safely shut down our New Brunswick operations due to the operations no longer being part of our medium or long-term strategic plans. See note 4 to the interim financial statements.
Provincial mining and other taxes	▼	Under Saskatchewan provincial legislation, the company is subject to resource taxes, including the potash production tax and the resource surcharge. Provincial mining and other taxes increased primarily due to stronger potash prices.	▼	Under Saskatchewan provincial legislation, the company is subject to resource taxes, including the potash production tax and the resource surcharge. Provincial mining and other taxes increased primarily due to stronger potash prices.
Depreciation and amortization	●	Depreciation and amortization expenses were higher due to PPA adjustments as a result of the Merger and increased sales volumes.	●	Depreciation and amortization expenses were higher due to the addition of the Vanscoy mine and PPA adjustments as a result of the Merger.

Nine months ended		September 30, 2018 vs September 30, 2017 (Nutrien)		September 30, 2018 vs September 30, 2017 (PotashCorp)
Sales volumes	▲	Offshore sales volumes were higher due to increased demand and a higher Canpotex allocation.	▲	Offshore sales volumes were higher due to increased demand and a higher Canpotex allocation.
	▲	North America sales volumes were up primarily due to increased intercompany sales to retail and lower offshore imports.	▲	North America sales volumes were up primarily due to lower offshore imports.
			▲	Sales volumes were also higher as a result of the Merger, specifically the addition of the Vanscoy mine and intercompany sales to retail.
Net sales prices	▲	Selling prices were higher due to increased prices in all major spot markets due to strong demand.	▲	Selling prices were higher due to increased prices in all major spot markets due to strong demand.
Cost of goods sold	▲	Costs decreased due to our portfolio optimization and results from our cost reduction strategy as well as a deferral of shutdowns at certain mines to the fourth quarter, which offset depreciation related to PPA adjustments as a result of the Merger.	▼	Costs increased due to the addition of Agrium's operations and higher depreciation on the related PPA adjustments as a result of the Merger.
Impairment of property, plant and equipment	▼	A non-cash impairment of property, plant and equipment was recorded as a result of the decision to safely shut down our New Brunswick operations due to the operations no longer being part of our medium or long-term strategic plans. See note 4 to the interim financial statements.	▼	A non-cash impairment of property, plant and equipment was recorded as a result of the decision to safely shut down our New Brunswick operations due to the operations no longer being part of our medium or long-term strategic plans. See note 4 to the interim financial statements.
Provincial mining and other taxes	▼	Under Saskatchewan provincial legislation, the company is subject to resource taxes, including the potash production tax and the resource surcharge. Provincial mining and other taxes increased primarily due to stronger potash prices.	▼	Under Saskatchewan provincial legislation, the company is subject to resource taxes, including the potash production tax and the resource surcharge. Provincial mining and other taxes increased primarily due to stronger potash prices.
Depreciation and amortization	●	Depreciation and amortization expenses were higher due to PPA adjustments as a result of the Merger and increased sales volumes.	●	Depreciation and amortization expenses were higher due to the addition of the Vanscoy mine and PPA adjustments as a result of the Merger.

Nitrogen Performance

	Three Months Ended September 30														
	Dollars (millions)					Tonnes (thousands)					Average per Tonne[1]				
	Nutrien	Nutrien[2]		PotashCorp		**Nutrien**	Nutrien[2]		PotashCorp		**Nutrien**	Nutrien[2]		PotashCorp	
	2018	2017	% Change	2017	% Change	**2018**	2017	% Change	2017	% Change	**2018**	2017	% Change	2017	% Change
Manufactured product[3]															
Net sales															
Ammonia	$ 190	$ 149	28	$ 108	76	750	724	4	552	36	$ 253	$ 206	23	$ 195	30
Urea	198	144	38	62	219	691	626	10	270	156	$ 286	$ 228	25	$ 230	24
Solutions and nitrates	159	131	21	95	67	1,018	929	10	751	36	$ 156	$ 141	11	$ 127	23
	547	424	29	265	106	2,459	2,279	8	1,573	56	$ 222	$ 185	20	$ 168	32
Cost of goods sold	(405)	(377)	7	(247)	64						$ (165)	$ (165)	–	$ (157)	5
Gross margin	142	47	202	18	689						$ 57	$ 20	185	$ 11	418
Other nitrogen and purchased products gross margin[4]	13	8	63	3	333										
Gross margin	155	55	182	21	638										
Expenses[5]	(9)	(8)	13	(4)	125										
EBIT	146	47	211	17	759										
Depreciation and amortization	111	66	68	47	136										
EBITDA	$ 257	$ 113	127	$ 64	302										

[1] Rounding differences may occur due to the use of whole dollars in per-tonne calculations.

[2] Refer to "Non-IFRS Financial Measures" section on page 29 for details.

[3] Includes intersegment gross sales of $109 million and 399,000 sales tonnes (2017 (PotashCorp) – $15 million and 46,000 sales tonnes). Intersegment profits are eliminated on consolidation.

[4] Comprised of net sales of $65 million (2017 (Nutrien) – $72 million; 2017 (PotashCorp) – $5 million) less cost of goods sold $52 million (2017 (Nutrien) – $64 million; 2017 (PotashCorp) – $2 million).

[5] Includes earnings of equity-accounted investees of $17 million (2017 (Nutrien) – $8 million; 2017 (PotashCorp) – $3 million).

NITROGEN PRODUCTION HIGHLIGHTS

(millions)   (percentage)



■ Ammonia tonnes produced   — Ammonia operating rate*

*excludes Trinidad and Joffre

Three months ended September 30

Source: Nutrien



	Three Months Ended September 30						Nine Months Ended September 30					
	Sales Tonnes (thousands)			Average Net Sales Price per Tonne			Sales Tonnes (thousands)			Average Net Sales Price per Tonne		
	Nutrien	Nutrien	PotashCorp	**Nutrien**	Nutrien	PotashCorp	**Nutrien**	Nutrien	PotashCorp	**Nutrien**	Nutrien	PotashCorp
	2018	2017	2017	**2018**	2017	2017	**2018**	2017	2017	**2018**	2017	2017
Fertilizer	1,197	1,066	605	$ 233	$ 188	$ 176	4,086	3,866	1,897	$ 250	$ 228	$ 215
Industrial and feed	1,262	1,213	968	$ 212	$ 182	$ 164	3,738	3,617	2,837	$ 213	$ 215	$ 202
	2,459	2,279	1,573	$ 222	$ 185	$ 168	7,824	7,483	4,734	$ 232	$ 222	$ 207

	Dollars (millions)					Tonnes (thousands)					Average per Tonne[1]				
	Nutrien	Nutrien[2]		PotashCorp		**Nutrien**	Nutrien[2]		PotashCorp		**Nutrien**	Nutrien[2]		PotashCorp	
	2018	2017	% Change	2017	% Change	**2018**	2017	% Change	2017	% Change	**2018**	2017	% Change	2017	% Change
Manufactured product[3]															
Net sales															
Ammonia	$ 668	$ 703	(5)	$ 448	49	2,522	2,603	(3)	1,700	48	$ 265	$ 270	(2)	$ 264	–
Urea	664	513	29	220	202	2,316	2,058	13	883	162	$ 286	$ 249	15	$ 250	14
Solutions and nitrates	485	445	9	311	56	2,986	2,822	6	2,151	39	$ 163	$ 158	3	$ 144	13
	1,817	1,661	9	979	86	7,824	7,483	5	4,734	65	$ 232	$ 222	5	$ 207	12
Cost of goods sold	(1,303)	(1,258)	4	(803)	62						$ (166)	$ (168)	(1)	$ (170)	(2)
Gross margin	514	403	28	176	192						$ 66	$ 54	22	$ 37	78
Other nitrogen and purchased products gross margin[4]	50	36	39	10	400										
Gross margin	564	439	28	186	203										
Expenses[5]	(36)	(26)	38	(16)	125										
EBIT	528	413	28	170	211										
Depreciation and amortization	325	210	55	144	126										
EBITDA	$ 853	$ 623	37	$ 314	172										

[1] Rounding differences may occur due to the use of whole dollars in per-tonne calculations.

[2] Refer to "Non-IFRS Financial Measures" section on page 29 for details.

[3] Includes intersegment gross sales of $419 million and 1,392,000 sales tonnes (2017 (PotashCorp) – $54 million and 141,000 sales tonnes). Intersegment profits are eliminated on consolidation.

[4] Comprised of net sales of $323 million (2017 (Nutrien) – $361 million; 2017 (PotashCorp) – $25 million) less cost of goods sold $273 million (2017 (Nutrien) – $325 million; 2017 (PotashCorp) – $15 million).

[5] Includes earnings of equity-accounted investees of $24 million (2017 (Nutrien) – $30 million; 2017 (PotashCorp) – $5 million).

NITROGEN PRODUCTION HIGHLIGHTS



(millions)   (percentage)

Ammonia tonnes produced   Ammonia operating rate*

*excludes Trinidad and Joffre

Nine months ended September 30

Source: Nutrien

The most significant contributors to the change in nitrogen EBITDA were as follows (direction of arrows refers to impact on EBITDA and ● means no impact):

Three months ended		September 30, 2018 vs September 30, 2017 (Nutrien)		September 30, 2018 vs September 30, 2017 (PotashCorp)
Sales volumes	▲	Sales volumes increased due to strong grower demand and increased product availability due to higher operating rates. Ammonia sales increased despite higher production of downstream products.	▲	Sales volumes increased primarily as a result of the Merger.
Net sales prices	▲	Our average realized price increased as a result of higher nitrogen fertilizer benchmarks supported by tight supply and continued demand growth. This was partially offset by the impact of lower natural gas prices on a portion of our industrial business.	▲	Our average realized price was substantially higher, reflecting the impact of higher fertilizer benchmarks supported by tight supply and continued demand growth.
Cost of goods sold	●	Cost of goods sold was flat due to higher depreciation and amortization related to PPA adjustments as a result of the Merger being offset by the impact of an increase in operating rates.	●	Cost of goods sold increased due to higher depreciation and amortization related to PPA adjustments as a result of the Merger.
	●	Average natural gas costs, including our hedge position, were flat. Higher gas costs in Trinidad (contract prices indexed primarily to Tampa ammonia prices) were offset by the impact of lower AECO and NYMEX indices and a reduced impact from our gas hedge position.	▲	Average natural gas costs including our hedge position decreased 6 percent due to the relatively lower-cost gas available at our Alberta facilities acquired in the Merger, partially offset by higher gas costs in Trinidad (contract prices indexed primarily to Tampa ammonia prices).
Earnings of equity-accounted investees	▲	There were no significant changes between 2017 and 2018.	▲	There were no significant changes between 2017 and 2018.
Depreciation and amortization	●	Expense was higher in 2018 due to higher depreciation and amortization based on volumes and the PPA adjustments as a result of the Merger.	●	Expense was higher in 2018 due to higher depreciation and amortization based on volumes and the PPA adjustments as a result of the Merger.

Nine months ended		September 30, 2018 vs September 30, 2017 (Nutrien)		September 30, 2018 vs September 30, 2017 (PotashCorp)
Sales volumes	▼	Ammonia sales volumes decreased despite increased production due to higher production of urea from the continued ramp-up of our urea expansion project at Borger as well as higher urea production at our other plants.	▲	Sales volumes increased primarily as a result of the Merger.
	▲	Urea volumes were up due to the continued ramp-up at Borger and increased availability due to higher production rates.		
Net sales prices	▲	Our average realized price increased, with higher prices for urea and solutions and nitrates more than offsetting the impact of slightly lower ammonia prices. Realized pricing in parts of our industrial portfolio (mainly ammonia and nitrates) was negatively impacted by lower natural gas prices.	▲	Our average realized price for urea and solutions and nitrates was substantially higher, reflecting the impact of higher fertilizer benchmarks supported by tight supply and continued demand growth.
Cost of goods sold	▲	Cost of goods sold decreased due to lower natural gas costs (discussed below) and higher operating rates more than offsetting higher depreciation and amortization related to PPA adjustments as a result of the Merger.	▲	Cost of goods sold decreased due to lower natural gas costs (discussed below) and higher operating rates more than offsetting higher depreciation and amortization related to PPA adjustments as a result of the Merger.
	▲	Average natural gas costs, including our hedge position, decreased 9 percent. Higher gas costs in Trinidad (contract prices indexed primarily to Tampa ammonia prices) were more than offset by the impact of lower AECO and NYMEX indices.	▲	Average natural gas costs including our hedge position decreased 18 percent due to the relatively lower-cost gas available at our Alberta facilities acquired in the Merger, partially offset by higher gas costs in Trinidad (contract prices indexed primarily to Tampa ammonia prices).
Earnings of equity-accounted investees	▼	There were no significant changes between 2017 and 2018.	▲	Earnings were higher in 2018 due to the addition of the equity income from our investment in MOPCO.
Depreciation and amortization	●	Expense was higher in 2018 due to higher depreciation and amortization based on volumes and the PPA adjustments as a result of the Merger.	●	Expense was higher in 2018 due to higher depreciation and amortization based on volumes and the PPA adjustments as a result of the Merger.

Phosphate and Sulfate Performance

	Three Months Ended September 30														
	Dollars (millions)					Tonnes (thousands)					Average per Tonne[1]				
	Nutrien	Nutrien[2]		PotashCorp		Nutrien	Nutrien[2]		PotashCorp		Nutrien	Nutrien[2]		PotashCorp	
	2018	2017	% Change	2017	% Change	2018	2017	% Change	2017	% Change	2018	2017	% Change	2017	% Change
Manufactured product[3]															
Net sales															
Fertilizer	$ 267	$ 223	20	$ 174	53	650	678	(4)	559	16	$ 411	$ 329	25	$ 311	32
Industrial and feed	114	101	13	121	(6)	228	214	7	250	(9)	$ 498	$ 474	5	$ 486	2
Ammonium sulfate	23	18	28	–	n/m	104	85	22	–	n/m	$ 225	$ 214	5	$ –	n/m
	404	342	18	295	37	982	977	1	809	21	$ 412	$ 351	17	$ 365	13
Cost of goods sold	(369)	(382)	(3)	(340)	9						$ (376)	$ (391)	(4)	$ (420)	(10)
Gross margin	35	(40)	n/m	(45)	n/m						$ 36	$ (40)	n/m	$ (55)	n/m
Other phosphate and purchased products gross margin[4]	1	–	n/m	–	n/m										
Gross margin	36	(40)	n/m	(45)	n/m										
Expenses	(4)	(5)	(20)	(3)	33										
EBIT	32	(45)	n/m	(48)	n/m										
Depreciation and amortization	56	56	–	52	8										
EBITDA	$ 88	$ 11	700	$ 4	n/m										

[1] Rounding differences may occur due to the use of whole dollars in per-tonne calculations.

[2] Refer to "Non-IFRS Financial Measures" section on page 29 for details.

[3] Includes intersegment gross sales of $86 million and 209,000 sales tonnes (2017 (PotashCorp) – $NIL and NIL sales tonnes). Intersegment profits are eliminated on consolidation.

[4] Comprised of net sales $33 million (2017 (Nutrien) – $14 million; 2017 (PotashCorp) – $2 million) less cost of goods sold $32 million (2017 (Nutrien) – $14 million; 2017 (PotashCorp) – $2 million).

n/m = not meaningful

PHOSPHATE PRODUCTION HIGHLIGHTS



Three months ended September 30

Source: Nutrien

	Nine Months Ended September 30														
	Dollars (millions)					Tonnes (thousands)					Average per Tonne[1]				
	Nutrien	Nutrien[2]		PotashCorp		Nutrien	Nutrien[2]		PotashCorp		Nutrien	Nutrien[2]		PotashCorp	
	2018	2017	% Change	2017	% Change	2018	2017	% Change	2017	% Change	2018	2017	% Change	2017	% Change
Manufactured product[3]															
Net sales															
Fertilizer	$ 740	$ 581	27	$ 427	73	1,824	1,656	10	1,275	43	$ 406	$ 351	16	$ 335	21
Industrial and feed	318	324	(2)	378	(16)	640	663	(3)	763	(16)	$ 496	$ 490	1	$ 496	–
Ammonium sulfate	64	67	(4)	–	n/m	263	284	(7)	–	n/m	$ 244	$ 236	3	–	n/m
	1,122	972	15	805	39	2,727	2,603	5	2,038	34	$ 411	$ 374	10	$ 395	4
Cost of goods sold	(1,018)	(979)	4	(866)	18						$ (373)	$ (376)	(1)	$ (425)	(12)
Gross margin	104	(7)	n/m	(61)	n/m						$ 38	$ (2)	n/m	$ (30)	n/m
Other phosphate and purchased products gross margin[4]	3	3	–	1	200										
Gross margin	107	(4)	n/m	(60)	n/m										
Expenses	(13)	(21)	(38)	(11)	18										
EBIT	94	(25)	n/m	(71)	n/m										
Depreciation and amortization	149	181	(18)	166	(10)										
EBITDA	$ 243	$ 156	56	$ 95	156										

[1] Rounding differences may occur due to the use of whole dollars in per-tonne calculations.

[2] Refer to "Non-IFRS Financial Measures" section on page 29 for details.

[3] Includes intersegment gross sales of $246 million and 588,000 sales tonnes (2017 (PotashCorp) – $NIL and NIL sales tonnes). Intersegment profits are eliminated on consolidation.

[4] Comprised of net sales $113 million (2017 (Nutrien) – $40 million; 2017 (PotashCorp) – $4 million) less cost of goods sold $110 million (2017 (Nutrien) – $37 million; 2017 (PotashCorp) – $3 million).

n/m = not meaningful

PHOSPHATE PRODUCTION HIGHLIGHTS
(millions)   (percentage)



P₂O₅ tonnes produced   P₂O₅ operating rate

Nine months ended September 30

Source: Nutrien

The most significant contributors to the change in phosphate and sulfate EBITDA were as follows (direction of arrows refers to impact on EBITDA and ● means no impact):

Three months ended		September 30, 2018 vs September 30, 2017 (Nutrien)		September 30, 2018 vs September 30, 2017 (PotashCorp)
Sales volumes	▲	There were no significant changes between 2017 and 2018.	▲	Sales volumes increased primarily as a result of the Merger.
Net sales prices	▲	Our average realized fertilizer price was up due to strong demand and higher global sulfur and ammonia benchmark prices.	▲	Our average realized fertilizer price was up due to strong demand and higher global sulfur benchmark prices.
Cost of goods sold	▲	Industrial and feed cost of goods sold was lower in 2018 than in 2017 due to the non-cash impairment of feed assets in Aurora in 2017.	▲	Industrial and feed cost of goods sold was lower in 2018 than in 2017 due to the non-cash impairment of feed assets in Aurora in 2017.
	▼	Fertilizer cost of goods sold increased primarily due to higher sulfur costs.	▼	Fertilizer cost of goods sold increased primarily due to higher sulfur costs and rock costs at Redwater.
Expenses	●	There were no significant changes between 2017 and 2018.	●	There were no significant changes between 2017 and 2018.
Depreciation and amortization	●	Expense was flat in 2018 primarily due to lower depreciable asset balance at our US facilities as a result of the non-cash impairments recorded in the latter half of 2017 and the impact of the PPA adjustments as a result of the Merger. The decrease was offset by an increase in depreciation at our Redwater facility due to a change in the assets' estimated useful lives.	●	Expense was higher in 2018 primarily due to an increase in depreciation at our Redwater facility due to a change in the assets estimated useful lives more than offsetting a lower depreciable asset balance at our US facilities as a result of the non-cash impairments recorded in the latter half of 2017 and the impact of the PPA adjustments as a result of the Merger.

Nine months ended		September 30, 2018 vs September 30, 2017 (Nutrien)		September 30, 2018 vs September 30, 2017 (PotashCorp)
Sales volumes	▲	Sales volumes were up due to strong fertilizer demand and increased production levels at our phosphate facilities.	▲	Sales volumes increased primarily as a result of the Merger.
Net sales prices	▲	Our average realized fertilizer price was up, due to strong demand and higher global sulfur benchmark prices.	▲	Our average realized fertilizer price was up, due to strong demand and higher global sulfur benchmark prices.
Cost of goods sold	▲	Industrial and feed cost of goods sold was lower in 2018 than in 2017 due to the non-cash impairment of feed assets in Aurora in 2017.	▲	Industrial and feed cost of goods sold was lower in 2018 than in 2017 due to the non-cash impairment of feed assets in Aurora in 2017.
	▼	Fertilizer cost of goods sold increased primarily due to higher sulfur costs, which was partially offset by favorable adjustments to our asset retirement obligations related to an increase in the relevant discount rates.	▼	Fertilizer cost of goods sold increased primarily due to higher sulfur costs and rock costs at Redwater, which was partially offset by favorable adjustments to our asset retirement obligations related to an increase in the relevant discount rates.
Expenses	●	There were no significant changes between 2017 and 2018.	●	There were no significant changes between 2017 and 2018.
Depreciation and amortization	●	Expense was lower in 2018 primarily due to lower depreciable asset balance at our US facilities as a result of the non-cash impairments recorded in the latter half of 2017 and the impact of the PPA adjustments as a result of the Merger. The decrease was partially offset by an increase in depreciation at our Redwater facility due to a change in the assets' estimated useful lives.	●	Expense was lower in 2018 primarily due to lower depreciable asset balance at our US facilities as a result of the non-cash impairments recorded in the latter half of 2017 and the impact of the PPA adjustments as a result of the Merger. The decrease was partially offset by an increase in depreciation at our Redwater facility due to a change in the assets estimated useful lives.

Others Segment Financial Performance

"Others" is a non-operating segment comprising corporate and administrative functions that provide support and governance to our operating business units. No sales are made in this segment.

	Three Months ended September 30			Nine Months Ended September 30		
	Nutrien	Nutrien[1]	PotashCorp	**Nutrien**	Nutrien[1]	PotashCorp
Dollars (millions), except percentage amounts	**2018**	2017	2017	**2018**	2017	2017
EBITDA	$ (54)	$ (150)	$ (63)	(400)	(323)	(140)

[1] Refer to "Non-IFRS Financial Measures" section on page 29 for details.

	September 30, 2018 vs September 30, 2017 (Nutrien)	September 30, 2018 vs September 30, 2017 (PotashCorp)
EBITDA for three months ended	EBITDA increased primarily due to the impact of a Curtailment Gain (see note 5 to the interim financial statements) more than offsetting the impact of higher Merger and related costs.	EBITDA increased primarily due to the impact of a Curtailment Gain (see note 5 to the interim financial statements) more than offsetting the impact of higher Merger and related costs and the addition of Agrium's operations.
EBITDA for nine months ended	EBITDA decreased primarily due to higher Merger and related costs and higher share-based compensation costs (due to a higher share price, improvement in our relative ranking in total shareholder return and progress towards synergy targets) more than offsetting the impact of the Curtailment Gain (see note 5 to the interim financial statements).	EBITDA decreased primarily due to the addition of Agrium's operations, higher Merger and related costs and higher share-based compensation costs (due to a higher share price, improvement in our relative ranking in total shareholder return and progress towards synergy targets) more than offsetting the impact of a Curtailment Gain (see note 5 to the interim financial statements).

Expenses and Income Below Gross Margin

	Three Months Ended September 30						
	Nutrien	Nutrien[1]			PotashCorp[2]		
Dollars (millions), except percentage amounts	**2018**	2017	Change	% Change	2017	Change	% Change
Selling expenses	$ (560)	$ (477)	$ (83)	17	$ (7)	$ (553)	n/m
General and administrative expenses	(163)	(145)	(18)	12	(49)	(114)	233
Provincial mining and other taxes	(79)	(48)	(31)	65	(45)	(34)	76
Earnings of equity-accounted investees	15	6	9	150	3	12	400
Impairment of property, plant and equipment	(1,809)	—	(1,809)	n/m	—	(1,809)	n/m
Other income (expenses)	82	(55)	137	n/m	(35)	117	n/m
Finance costs	(142)	(135)	(7)	5	(60)	(82)	137
Income tax recovery (expense)	434	8	426	n/m	(24)	458	n/m
Discontinued operations	23	n/a	n/m	n/m	37	(14)	(38)

	Nine Months Ended September 30						
	Nutrien	Nutrien[1]			PotashCorp[2]		
Dollars (millions), except percentage amounts	**2018**	2017	Change	% Change	2017	Change	% Change
Selling expenses	$ (1,758)	$ (1,519)	$ (239)	16	$ (24)	$ (1,734)	n/m
General and administrative expenses	(461)	(347)	(114)	33	(130)	(331)	255
Provincial mining and other taxes	(192)	(130)	(62)	48	(121)	(71)	59
Earnings of equity-accounted investees	26	38	(12)	(32)	6	20	333
Impairment of property, plant and equipment	(1,809)	—	(1,809)	n/m	—	(1,809)	n/m
Other expenses	(71)	(173)	102	(59)	(73)	2	(3)
Finance costs	(394)	(379)	(15)	4	(180)	(214)	119
Income tax recovery (expense)	199	(163)	362	n/m	30	169	563
Discontinued operations	698	n/a	n/m	n/m	129	569	441

[1] Refer to "Non-IFRS Financial Measures" section on page 29 for details.
[2] Certain amounts have been reclassified from earnings of equity-accounted investees, dividend income and income taxes to net income from discontinued operations as the related assets were classified as held for sale in 2017. These amounts have also been reclassified to conform to the current period's presentation as described in note 16 to the interim financial statements.
n/m = not meaningful
n/a = not available

The most significant contributors to the change in expenses and income results were as follows:

Three and nine months ended	September 30, 2018 vs September 30, 2017 (Nutrien)	September 30, 2018 vs September 30, 2017 (PotashCorp)
Selling Expenses	A significant portion of our selling expenses were incurred in the retail segment as explained in the Retail Financial Performance section on pages 6 and 7.	A significant portion of our selling expenses were incurred in the retail segment as explained in the Retail Financial Performance section on pages 6 and 7.
General and Administrative Expenses	There were no significant changes to general and administrative expenses for the three-month period. For the nine-month period, expenses increased primarily due to higher share-based compensation costs (due to a higher share price, improvement in our relative ranking in total shareholder return and progress towards synergy targets).	General and administrative expenses increased primarily due to the addition of Agrium's operations and higher share-based compensation costs (due to a higher share price, improvement in our relative ranking in total shareholder return and progress towards synergy targets).
Impairment of Property, Plant and Equipment and Provincial Mining and Other Taxes	The impairment of property plant and equipment and a significant portion of our provincial mining and other taxes were incurred in the potash segment as explained in the Potash Financial Performance section on page 10.	The impairment of property plant and equipment and a significant portion of our provincial mining and other taxes were incurred in the potash segment as explained in the Potash Financial Performance section on page 10.
Other (Expenses) Income	For the three months ended September 30, other income in 2018 was primarily the result of a Curtailment Gain (see note 5 to the interim financial statements) while other expenses in 2017 were primarily comprised of Merger and related costs. For the nine months ended September 30, other expenses decreased as the Curtailment Gain in 2018 (none in 2017) more than offset the increase in Merger and related costs.	For the three months ended September 30, other income in 2018 was primarily the result of a Curtailment Gain (see note 5 to the interim financial statements) while other expenses in 2017 were primarily comprised of Merger and related costs. For the nine months ended September 30, other expenses decreased as the Curtailment Gain in 2018 (none in 2017) more than offset the increase in Merger and related costs.
Finance Costs	There were no significant changes.	Finance costs increased as a result of the Merger.

WEIGHTED AVERAGE DEBT[1] BALANCES AND RATES

	Three Months Ended September 30			Nine Months Ended September 30		
Dollars (millions), except percentage amounts	**Nutrien 2018**	Nutrien 2017	PotashCorp 2017	**Nutrien 2018**	Nutrien 2017	PotashCorp 2017
Short-term balance	$ 3,877	$ 1,723	$ 350	$ 2,670	$ 1,106	$ 370
Short-term rate [2]	2.5%	1.6%	1.5%	2.4%	1.4%	1.3%
Long-term balance	$ 8,175	$ 8,675	$ 4,250	$ 8,175	$ 8,686	$ 4,250
Long-term rate	4.8%	4.7%	4.7%	4.8%	4.7%	4.7%

[1] Calculated using the face values of North American debt including current portion of long-term debt balances.
[2] Rates were higher in 2018 due to increases in benchmark interest rates.

	Nutrien	PotashCorp
Income Tax Recovery (Expense)	Loss for the three months ended September 30, 2018 was higher as compared to the same period in 2017. As a result, the income tax recovery increased. For the nine months ended September 30, 2018, a loss was realized for accounting purposes compared to earnings for the same period last year. As a result, a tax recovery was recorded in 2018 compared to a tax expense for the same period in 2017.	There was a loss for the three months ended September 30, 2018 compared to earnings for the same period in 2017. As a result, a tax recovery was recorded in 2018 compared to tax expense for the same period in 2017. There was a loss for the nine months ended September 30, 2018 compared to earnings for the same period in 2017. As a result, the income tax recovery increased.

For the first nine months of 2018, (70) percent of the effective tax rate on the current year's earnings from continuing operations pertained to current income taxes (2017 – 42 percent) and 170 percent related to deferred income taxes (2017 – 58 percent). The increase in the deferred portion was due to the deferred tax recovery recorded as a result of the impairment of New Brunswick property, plant and equipment.

EFFECTIVE TAX RATES AND DISCRETE ITEMS

	Three Months Ended September 30			Nine Months Ended September 30		
Dollars (millions), except percentage amounts	**Nutrien 2018**	Nutrien[1] 2017	PotashCorp[1] 2017	**Nutrien 2018**	Nutrien[1] 2017	PotashCorp[1] 2017
Actual effective tax rate on (loss) earnings	29%	33%	36%	38%	25%	15%
Actual effective tax rate including discrete items	29%	12%	59%	38%	18%	(13)%
Discrete tax adjustments that impacted the rate	$ (2)	$ (13)	$(9)	$ –	$ 67	$ 67

[1] Rates have been adjusted as a result of our investments in SQM, ICL and APC being classified as discontinued in 2017.

	Nutrien	PotashCorp
Net Earnings from Discontinued Operations	Combined historical Nutrien information was not prepared for discontinued operations.	See explanation in the Overview of Actual Results section on page 5.

Financial Condition Review

Balance Sheet Analysis

CHANGES IN BALANCES

December 31, 2017 (PotashCorp) to September 30, 2018 (Nutrien) ($ billions)



PotashCorp Assets, December 31, 2017
Agrium assets at December 31, 2017
Fair value adjustments
Cash
Receivables
Prepaid expenses and other current assets
Assets held for sale
Property, plant and equipment
All other assets
Nutrien Assets, September 30, 2018
PotashCorp Liabilities & Equity, December 31, 2017
Agrium liabilities & equity at December 31, 2017
Fair value adjustments
Short-term debt
Current portion of long-term debt
Payables and accrued charges
Long-term debt
Share capital
Retained earnings
All other liabilities and equity
Nutrien Liabilities and Equity, September 30, 2018
0
10
20
30
40
50

Source: Nutrien

The most significant contributors to the changes in our balance sheet were as follows (direction of arrows refers to increase or decrease in financial condition, all impacts for balance sheet line items are after the impacts of the Merger which includes fair value adjustments in relation to the Merger (if any)):

Assets

- ▲ Total assets increased as a result of the Merger and fair value adjustments as described in note 2 to the interim financial statements.
- ▲ For information regarding changes in cash, refer to the Sources and Uses of Cash section on page 23 and the statement of cash flows in our interim financial statements.
- ▲ Receivables were also higher primarily due to strong seasonal retail sales resulting in higher trade and vendor rebate receivables.
- ▼ Prepaid expenses and other current assets were also impacted by the seasonal drawdown of prepaid retail inventory.
- ▼ Assets held for sale were lower primarily due to the sale of our equity interests in ICL and a portion of our SQM equity interests as discussed in note 7 to the interim financial statements.
- ▼ Property, plant and equipment were also impacted by a non-cash impairment loss relating to our New Brunswick potash operations as described in note 4 to the interim financial statements.

Liabilities

- ▼ Total liabilities increased as a result of the Merger and fair value adjustments as described in note 2 to the interim financial statements.
- ▼ Short-term debt also increased due to an increase in our outstanding commercial paper and borrowings under our accounts receivable securitization program.
- ▼ Current portion of long-term debt increased due to the 6.75 percent notes due January 15, 2019 and 6.5 percent notes due May 15, 2019 becoming due within one year.
- ▲ Payables and accrued charges were also impacted by seasonal timing of vendor invoice payments and a drawdown of customer prepayments as customers took delivery of inventories paid in advance.
- ▲ Long-term debt was also impacted by the 6.75 percent and 6.5 percent notes discussed above becoming due within one year.

Equity

- ▲ Total equity increased as a result of the Merger and the issuance of Nutrien shares.
- ▼ Share capital was also reduced by share repurchases made under Nutrien's normal course issuer bid (NCIB).
- ▼ Retained earnings was lower primarily as a result of shares repurchased and dividends declared exceeding net earnings, which were impacted in the third quarter of 2018 by the non-cash impairment loss noted above.

As at September 30, 2018, $1,290 million (December 31, 2017 (PotashCorp) – $104 million) of our cash and cash equivalents was held in certain foreign subsidiaries and as there are plans to repatriate the majority of these funds, a deferred tax liability of $247 million was recorded at September 30, 2018. On May 17, 2018, the company entered into an agreement with a third party for the sale of its shares of SQM for approximately $4,066 million before taxes and closing costs. The agreement is subject to customary closing conditions (including applicable regulatory approvals) and is expected to close by the end of 2018. Repatriation of the net cash from this sale is expected to result in tax consequences. In connection with the sale of one of our investments, we received $325 million of cash that is currently not available for use.

Liquidity and Capital Resources

The following section explains how we manage our cash and capital resources to carry out our strategy and deliver results.

Liquidity risk arises from our general funding needs and in the management of our assets, liabilities and capital structure. We manage liquidity risk to maintain sufficient liquid financial resources to fund our financial position and meet our commitments and obligations in a cost-effective manner.

Liquidity needs can be met through a variety of sources:

- Cash generated from operations.
- Drawdowns under our revolving credit facilities.
- Issuances of commercial paper.
- Proceeds from sales of investments.
- Borrowings under our accounts receivable securitization program.
- Accessing debt capital markets.

Our primary uses of funds are:

- Operational expenses.
- Sustaining, opportunity and integration capital spending.
- Investments.
- Dividends and interest.
- Principal payments on our debt securities.
- Share repurchases.



2018 FORECAST AND ACTUAL CAPITAL EXPENDITURES
($ billions)

Source: Nutrien

Based on an expected average exchange rate of 1.29 Canadian dollars per US dollar in 2018, we expect to incur capital expenditures, including capitalized interest, of approximately $1.0 billion to $1.1 billion to sustain operations at existing levels and for major repairs and maintenance (including plant turnarounds). We target a stable and growing dividend that represents 40 to 60 percent of free cash flow after sustaining capital through the agricultural cycle. Subsequent to September 30, 2018, our Board declared a quarterly dividend of $0.43 per share, representing an increase of 7.5 percent from the previously declared quarterly dividends. See note 10 to the interim financial statements for details.

During the nine months ended September 30, 2018, we also completed the previously announced purchase of five percent of our outstanding common shares which our Board had approved through a NCIB earlier this year. The NCIB was completed in accordance with the Toronto Stock Exchange's (TSX) normal course issuer bid rules and/or Rule 10b-18 under the US Securities Exchange Act of 1934, as amended. During the nine months ended September 30, 2018, 32,209,923 common shares were repurchased at a cost of $1,663 million with an average price per share of $51.62.

On July 23, 2018, we entered into an agreement with a third party for the sale of the company's equity interest in APC. The sale closed on October 24, 2018 for gross proceeds of $502 million. See above for information on our agreement to sell our remaining equity interests in SQM.

Cash Requirements

Contractual Obligations and Other Commitments

Our contractual obligations and other commitments detailed on page 22 of our first quarter interim report summarize certain of our liquidity and capital resource requirements as of March 31, 2018, excluding obligations that have original maturities of less than one year, planned (but not legally committed) capital expenditures, or potential share repurchases. During the second quarter of 2018, the company decided to close the small phosphate facility at Geismar. As a result, contracted purchases of phosphate rock from Morocco are expected to end by December 31, 2018 with associated cash outflows occurring by the end of the first quarter of 2019. Other than the contractual obligations and commitments update discussed below, there were no significant changes since March 31, 2018.

Subsequent to September 30, 2018, we signed a new natural gas purchase agreement in Trinidad. This five-year $1,258 million contract will commence January 1, 2019 and is set to expire December 31, 2023. The signing of the new contract has increased our minimum purchase commitments in the contractual obligations and other commitments referenced above as follows: 2019 – $244 million, 2020 – $248 million, 2021 – $252 million, 2022 – $255 million and 2023 – $259 million.

Sources and Uses of Cash

The company's cash flows from operating, investing and financing activities are summarized in the following tables:

	Three Months Ended September 30						
	Nutrien	Nutrien[1]			PotashCorp		
Dollars (millions), except percentage amounts	**2018**	2017	Change	% Change	2017	Change	% Change
Cash (used in) provided by operating activities	$ (177)	$ (25)	$ (152)	608	$ 293	$ (470)	n/m
Cash used in investing activities	(479)	(441)	(38)	9	(170)	(309)	182
Cash provided by (used in) financing activities	615	407	208	51	(123)	738	n/m
Effect of exchange rate changes on cash and cash equivalents	(13)	(14)	1	(7)	–	(13)	n/m
Decrease (increase) in cash and cash equivalents	$ (54)	$ (73)	$ 19	(26)	$ –	$ (54)	n/m

[1] Refer to "Non-IFRS Financial Measures" section on page 29 for details.
n/m = not meaningful

	Nine Months Ended September 30						
	Nutrien	Nutrien[1]			PotashCorp		
Dollars (millions), except percentage amounts	**2018**	2017	Change	% Change	2017	Change	% Change
Cash provided by operating activities	$ 84	$ 589	$ (505)	(86)	$ 844	$ (760)	(90)
Cash provided by (used in) investing activities	903	(1,135)	2,038	n/m	(432)	1,335	n/m
Cash provided by (used in) financing activities	821	452	369	82	(347)	1,168	n/m
Effect of exchange rate changes on cash and cash equivalents	(22)	(7)	(15)	214	–	(22)	n/m
Increase (decrease) in cash and cash equivalents	$ 1,786	$ (101)	$ 1,887	n/m	$ 65	$ 1,721	n/m

[1] Refer to "Non-IFRS Financial Measures" section on page 29 for details.
n/m = not meaningful

CHANGES IN CASH FLOWS Three months ended September 30, 2017 (PotashCorp) vs September 30, 2018 (Nutrien)

($ billions)



Source: Nutrien

CHANGES IN CASH FLOWS Nine months ended September 30, 2017 (PotashCorp) vs September 30, 2018 (Nutrien)

($ billions)



Source: Nutrien

The most significant contributors to the changes in cash flows were as follows:

Three months ended	September 30, 2018 vs September 30, 2017 (Nutrien)	September 30, 2018 vs September 30, 2017 (PotashCorp)
Cash Provided by (Used in) Operating Activities	Cash used in operating activities was impacted by: • Higher net loss in 2018. • Non-cash impairment to property, plant and equipment. • Higher cash outflows from changes in non-cash working capital in 2018.	Cash used in operating activities was impacted by: • Net loss in 2018 compared to net earnings in 2017. • Non-cash items including the non-cash impairment to property, plant and equipment and a higher recovery of deferred income tax in 2018. • Inflows from receivables in 2018 compared to outflows in 2017. • Outflows from payables and accrued charges in 2018 compared with inflows in 2017.
Cash Provided by (Used in) Investing Activities	Cash used in investing activities: • No significant quarter over quarter impacts.	Cash used in investing activities was impacted by: • Cash outlays related to business acquisitions in 2018. (None in 2017) • An increase in cash additions to property, plant and equipment in 2018.
Cash Provided by (Used in) Financing Activities	Cash provided by financing activities was impacted by: • Higher cash proceeds from issuance of commercial paper in 2018. • Cash proceeds from funds drawn on accounts receivable securitization program. (None in 2017) • Cash outlays for share repurchases under the NCIB in 2018.	Cash provided by (used in) financing activities was impacted by: • Net cash proceeds from issuance of commercial paper in 2018 compared to net cash repayments of commercial paper in 2017. • Cash proceeds from funds drawn on accounts receivable securitization program. (None in 2017) • Higher cash dividends paid in 2018. • Cash outlays for share repurchases under the NCIB in 2018.

Nine months ended	September 30, 2018 vs September 30, 2017 (Nutrien)	September 30, 2018 vs September 30, 2017 (PotashCorp)
Cash Provided by (Used in) Operating Activities	Cash provided by operating activities was impacted by: • Lower net earnings in 2018. • Non-cash items including the non-cash impairment to property, plant and equipment and gain on sale of investment in SQM and increased depreciation and amortization. • Higher cash outflows from changes in non-cash working capital in 2018.	Cash provided by operating activities was impacted by: • Lower net earnings in 2018. • Non-cash items including the non-cash impairment to property, plant and equipment, gain on sale of investment in SQM and increased depreciation and amortization. • Higher outflows from receivables in 2018. • Inflows from prepaid expenses and other current assets in 2018 compared to outflows in 2017. • Higher outflows from payables and accrued charges in 2018.
Cash Provided by (Used in) Investing Activities	Cash provided by (used in) investing activities was impacted by: • Cash acquired in the Merger in 2018. • Higher net cash outlays for business acquisitions in 2018. • Cash proceeds received from the disposal of our discontinued operations in ICL and a portion of our discontinued operations in SQM.	Cash provided by (used in) investing activities was impacted by: • Cash acquired in the Merger in 2018. • Net cash outlays for business acquisitions in 2018. (None in 2017) • An increase in cash additions to property, plant and equipment in 2018. • Cash proceeds received from the disposal of our discontinued operations in ICL and a portion of our discontinued operations in SQM.
Cash Provided by (Used in) Financing Activities	Cash provided by financing activities was impacted by: • A cash repayment of long-term debt in 2017. • Higher cash proceeds from issuance of commercial paper in 2018. • Cash proceeds from funds drawn on accounts receivable securitization program. (None in 2017) • Cash outlays for share repurchases under the NCIB in 2018.	Cash provided by (used in) financing activities was impacted by: • Net cash proceeds from issuance of commercial paper in 2018 compared to net cash repayments of commercial paper in 2017. • Cash proceeds from funds drawn on accounts receivable securitization program. (None in 2017) • Higher cash dividends paid in 2018. • Cash outlays for share repurchases under the NCIB in 2018.

We believe that internally generated cash flow, supplemented by available borrowings under our existing financing sources, if necessary, will be sufficient to meet our anticipated capital expenditures and other cash requirements for at least the next 12 months. At this time, we do not reasonably expect any presently known trend or uncertainty to affect our ability to access our historical sources of liquidity. We had positive working capital of $1.13 billion and a working capital ratio of 1.11 at September 30, 2018. Working capital decreased from the combined historical Nutrien amount due primarily to the increase in current liabilities from increases in short-term debt and current portion of long-term debt net of decreases in payables and accrued charges, exceeding the increase in current assets from increases in cash and receivables net of decreases in assets held for sale and prepaid expenses and other current assets.

Capital Structure and Management

Principal Debt Instruments

As at September 30, 2018
($ millions)



Source: Nutrien

1. Included in the amount outstanding and committed is $4,057 million of commercial paper and $213 million of other short-term debt. The $4,500 million available under the commercial paper program is limited to the availability of backup funds backstopped by the credit facility. We also have $285 million in uncommitted letter of credit facilities against which $155 million was issued at September 30, 2018.

2. During the third quarter of 2018, we entered into an amending agreement to replace the existing $75 million unsecured line of credit with a new $250 million uncommitted revolving demand credit facility. This increased the total amounts available under our credit facilities to $5,250 million. In October 2018, we entered into an amending agreement, increasing the total amounts available under our credit facilities to $5,500 million.

3. At September 30, 2018, we borrowed the full $500 million available under our accounts receivable securitization program (limit is reduced to $300 million from January to March each year). Under this program, sold accounts receivable balances of $1,798 million were used as capacity for collateralized borrowings from a third-party financial institution as described under note 9 to the interim financial statements.

Aside from the changes discussed in footnote two above, and those described on page 25 of our first quarter interim report there were no significant changes to the nature of our credit facilities, accounts receivable securitization program and uncommitted letter of credit facilities in the first nine months of 2018.

We use a combination of cash generated from operations and short-term and long-term debt to finance our operations. We typically pay floating rates of interest on our short-term debt, credit facility and borrowings under the accounts receivable securitization program, and fixed rates of interest on our senior notes and debentures. As at September 30, 2018, interest rates on outstanding commercial paper ranged from 2.3 percent to 2.8 percent and the weighted average interest rate on borrowings under the accounts receivable securitization program was 2.8 percent.

During the first nine months of 2018, we exchanged substantially all of the PotashCorp senior notes and Agrium debentures for Nutrien notes as described on page 25 of our first quarter interim report and page 24 of our second quarter interim report.

Our credit facilities have financial tests and other covenants with which we must comply at each quarter-end. Non-compliance with any such covenants could result in accelerated payment of amounts borrowed and termination of lenders' further funding obligations under the credit facilities. We were in compliance with all covenants as at September 30, 2018 and at this time anticipate being in compliance with such covenants throughout 2018.

The accompanying table summarizes the limits and results of certain covenants.

DEBT COVENANTS AT SEPTEMBER 30	Limit	2018
Debt-to-capital ratio[1]	≤ 0.65	0.38

1. Adjusted total debt divided by the sum of adjusted total debt and total equity. Adjusted total debt is calculated as the sum of short-term debt, long-term debt (including current portion), finance lease obligations and certain issued letter of credit facilities.

Our ability to access reasonably priced debt in the capital markets is dependent, in part, on the quality of our credit ratings. We continue to maintain investment-grade credit ratings for our long-term debt. A downgrade of the credit rating of our long-term debt would increase the interest rates applicable to borrowings under our credit facility.

Commercial paper markets are normally a source of same-day cash for the company. Our access to the US commercial paper market primarily depends on maintaining our current short-term credit ratings as well as general conditions in the money markets.

	Long-Term Debt Rating (Outlook) September 30, 2018	Short-Term Debt Rating September 30, 2018
Moody's	Baa2 (stable)	P-2
Standard & Poor's	BBB (stable)	A-2

A security rating is not a recommendation to buy, sell or hold securities. Such ratings may be subject to revision or withdrawal at any time by the respective credit rating agency and each rating should be evaluated independently of any other rating.

Outstanding Share Data

	September 30, 2018
Common shares issued and outstanding[1]	612,168,323
Options to purchase common shares outstanding	9,624,930
Share-settled performance share units	65,392

1. Common shares issued and outstanding are as at October 31, 2018.

Off-Balance Sheet Arrangements

In the normal course of operations, Nutrien engages in a variety of transactions that, under IFRS, are either not recorded on our consolidated balance sheets or are recorded at amounts that differ from the full contract amounts. Principal off-balance sheet activities include operating leases, the agreement to reimburse losses of Canpotex, issuance of guarantee contracts, certain derivative instruments and long-term contracts. Off-balance sheet arrangements are described on page 26 of our first quarter interim report.

Quarterly Results

(in millions of US dollars except as otherwise noted)

	Nutrien September 30, 2018	Nutrien June 30, 2018	Nutrien March 31, 2018	PotashCorp[1] December 31, 2017	PotashCorp[1] September 30, 2017	PotashCorp[1] June 30, 2017	PotashCorp[1] March 31, 2017	PotashCorp[1] December 31, 2016
Sales	$ 4,034	$ 8,145	$ 3,695	$ 1,081	$ 1,234	$ 1,120	$ 1,112	$ 1,058
Gross margin	1,155	2,131	847	(72)	233	260	273	163
Net (loss) earnings from continuing operations	(1,067)	741	(1)	(120)	16	152	106	13
Net earnings (loss) from discontinued operations	23	675	–	44	37	49	43	33
Net (loss) earnings[2]	(1,044)	1,416	(1)	(76)	53	201	149	46
EBITDA[4]	(932)	1,507	487	(43)	280	317	347	235
Basic net (loss) earnings per share from continuing operations[3]	(1.74)	1.18	–	(0.14)	0.02	0.18	0.13	0.02
Diluted net (loss) earnings per share from continuing operations[3]	(1.74)	1.17	–	(0.14)	0.02	0.18	0.13	0.02
Basic net (loss) earnings per share[2,3]	(1.70)	2.25	–	(0.09)	0.06	0.24	0.18	0.05
Diluted net (loss) earnings per share[2,3]	(1.70)	2.24	–	(0.09)	0.06	0.24	0.18	0.05

[1] Certain amounts have been reclassified as a result of discontinued operations discussed in note 7 of the interim financial statements and to conform with Nutrien's new method of presentation.

[2] From continuing and discontinued operations.

[3] Basic and diluted net earnings per share for each quarter has been computed based on the weighted average number of shares issued and outstanding during the respective quarter; therefore, quarterly amounts may not add to the annual total. Per-share calculations are based on dollar and share amounts each rounded to the nearest thousand.

[4] Refer to "Non-IFRS Financial Measures" section on page 29 for details.

The agricultural products business is seasonal. Crop input sales are primarily concentrated in the spring and fall crop input application seasons. Crop nutrient inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete, and our customer prepayments are concentrated in December and January. Feed and industrial sales are more evenly distributed throughout the year. In the third quarter of 2018, earnings were impacted by a $1.8 billion non-cash impairment to property, plant and equipment in the potash segment as discussed in the Critical Accounting Estimates section on page 26. In the fourth quarter of 2017, earnings were impacted by a $276 million non-cash impairment to property, plant and equipment in the phosphate and sulfate segment. Beginning in 2018, earnings were also impacted by the Merger.

	Nutrien September 30, 2018	Nutrien June 30, 2018	Nutrien March 31, 2018	Nutrien[1] December 31, 2017	Nutrien[1] September 30, 2017	Nutrien[1] June 30, 2017	Nutrien[1] March 31, 2017
Sales	$ 4,034	$ 8,145	$ 3,695	$ 3,498	$ 3,586	$ 7,348	$ 3,737
Gross margin	1,155	2,131	847	729	793	1,791	838
Net (loss) earnings from continuing operations	(1,067)	741	(1)	(93)	(53)	705	97
EBITDA[1]	(932)	1,507	487	210	375	1,306	521

[1] Refer to "Non-IFRS Financial Measures" section on page 29 for details.

QUARTERLY FINANCIAL HIGHLIGHTS

($ millions)

Source: Nutrien

Other Financial Information

Related Party Transactions

We sell potash from our Canadian mines for use outside Canada and the US exclusively to Canpotex. Sales are at prevailing market prices and are settled on normal trade terms. The receivable outstanding from Canpotex arose from sale transactions described above. It is unsecured and bears no interest. There are no provisions held against this receivable.

Refer to note 13 to the interim financial statements for further information on related party transactions.

Market Risks Associated with Financial Instruments

Market risk is the potential for loss from adverse changes in the market value of financial instruments. The level of market risk to which we are exposed varies depending on the composition of our derivative instrument portfolio, as well as current and expected market conditions. See note 11 to the interim financial statements and page 28 and note 29 in the first quarter interim report for further information on our financial instruments.

Critical Accounting Estimates

Our critical accounting policies are disclosed in our first quarter interim report.

We have discussed the development, selection and application of our key accounting policies, and the critical accounting estimates and assumptions they involve, with the audit committee of the Board.

Our critical accounting estimates are discussed on page 29 of our first quarter interim report. Other than the critical accounting estimate discussed below, there were no significant changes in the first nine months of 2018.

After completing a strategic Board review during the third quarter of 2018, it was determined the New Brunswick operations would no longer be part of our medium or long-term strategic plans and the operations will be safely shut down. This resulted in an impairment of $1,809 million to the property, plant and equipment of the New Brunswick operations as discussed in note 4 to the interim financial statements. The estimated recoverable amount of $50 million was based on fair value less costs to dispose.

Recent Accounting Changes

Refer to note 14 to the interim financial statements for information on issued accounting pronouncements that will be effective in future periods and were effective in 2018.

Market Outlook

Agriculture and Crop Input Fundamentals

US soybean prices have been pressured by record domestic yields and continued uncertainty as a result of the US trade dispute with China.

US corn prices are in-line with last year's levels. The global corn supply/demand balance has tightened, and US corn stocks-to-use ratio is the lowest since the 2013/14 crop year despite record yields this year. Chinese corn ending stocks are projected to be down almost 50 percent over the past three years and more than 20 percent below the ten-year average.

Solid crop economics, combined with favorable planting conditions, has supported a rapid start to planting in Brazil. Analysts expect a three to five percent increase in Brazilian soybean area and more than a five percent increase in corn area.

While North American crops developed at a faster-than-average pace in 2018, adverse weather since September delayed harvest and has narrowed the fall application season somewhat.

We expect an increase in North American corn acres relative to soybeans, which would be positive to overall crop input expenditures as corn generates a higher per-acre spend than soybeans.

Potash

Potash prices continue to be supported by strong demand and tight availability. Prices in major spot markets are up 20 to 30 percent compared to the third quarter of 2017 and contracts with India and China were settled at $50 per tonne and $60 per tonne increases, respectively. We raised our 2018 global potash shipment forecast to a range of 66 to 67 million tonnes.

We expect that capacity curtailments and permanent closures in 2018 will match or exceed new production capability, excluding Nutrien's expected increase in production.

Downstream inventories in major global potash markets remain relatively tight, which is supportive of sustained demand in late 2018 and early 2019.

High nutrient removal in 2018 related to expected record crop yields, combined with potash prices remaining affordable relative to grower revenues, are expected to support continued strong consumption in major markets including North America.

Nitrogen

Tighter than expected supply and continued demand growth has provided support to prices for all nitrogen products. Ammonia production has been pressured by operational issues, turnarounds and slower than expected supply ramp-ups, while urea continues to be supported by lower Chinese exports and uncertainty regarding Iranian availability.

Global nitrogen prices are also being supported by higher European natural gas prices, with hub-based and formula-based prices up approximately 80 percent and 40 percent, respectively, from 2017 lows.

Prospects for nitrogen demand through the first half of 2019 remain strong, supported by the expectation of increased corn area in North and South America and increased winter wheat area in the Northern Hemisphere. There is some risk to the fall ammonia application season in North America due to wet conditions.

Given favorable demand prospects, limited new capacity and a relatively stable urea supply outlook in China, we expect the global nitrogen supply/demand balance will remain tight into 2019.

Phosphate and Sulfate

Continued strength in sulfur and ammonia prices and delayed project ramp-ups continue to support phosphate prices, however, the decline in the value of the Indian rupee is a source of demand risk for late 2018 and early 2019.

Financial Outlook and Guidance

Taking the above factors into consideration, we have revised our 2018 annual guidance ranges as follows:

We raised our guidance range for Potash sales volumes to 12.5 to 13.0 million tonnes and increased the bottom end of our Potash Adjusted EBITDA[3] range from $1.4 billion to $1.5 billion. Nitrogen EBITDA guidance has been raised to $1.15 to $1.25 billion and the bottom end of our Phosphate and Sulfate EBITDA range increased from $0.2 billion to $0.25 billion.

Based on these factors, we are increasing our full-year 2018 adjusted net earnings[3] guidance to $2.60 to $2.80 per share (previously $2.40 to $2.70 per share) and adjusted EBITDA[3] guidance to $3.85 to $4.05 billion (previously $3.7 to $4.0 billion). Additionally, adjusted net earnings guidance for the fourth quarter of 2018 is $0.46 to $0.66 per share.

Excluded from guidance are the New Brunswick potash non-cash impairment of $1.8 billion, expected costs to achieve synergies (net of one-time savings) of $40 to $50 million (reduced from $50 to $75 million), share-based compensation as well as the impact of incremental depreciation and amortization of approximately $200 million resulting from the fair valuing of Agrium's assets and liabilities as of January 1, 2018 in accordance with purchase accounting.

Dividend income from investments in APC and SQM is recorded net of tax in discontinued operations and is still expected to approximate $130 million and is included in our adjusted annual net earnings per share guidance, but is not included in adjusted EBITDA guidance.

EBITDA GUIDANCE
($ billions)



¹Adjusted EBITDA guidance and actuals

²Adjusted EBITDA is a non-IFRS measure. Refer to "Non-IFRS Financial Measures" section on page 29 for details.

³Certain of the forward-looking financial measures are provided on a Non-IFRS basis. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with IFRS due to unknown variables and the uncertainty related to future results. These unknown variables may include unpredictable transactions of significant value which may be inherently difficult to determine, without unreasonable efforts.

Source: Nutrien

Controls and Procedures

Disclosure Controls and Procedures

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. As of September 30, 2018, the Chief Executive Officer and Interim Chief Financial Officer concluded that the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports the company files and submits under

securities legislation is recorded, processed, summarized and reported as and when required and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Interim Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

There has been no change in our internal controls over financial reporting during the quarter ended September 30, 2018 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Forward-Looking Statements

This 2018 Third Quarter Interim Report, including the "Agriculture Fundamentals Market Outlook", "Potash Market Outlook", "Nitrogen Market Outlook", "Phosphate and Sulfate Market Outlook" and "Financial Outlook and Guidance" sections of "Management's Discussion & Analysis of Financial Condition and Results of Operations," contains and incorporates by reference forward-looking statements or forward-looking information (within the meaning of the US Private Securities Litigation Reform Act of 1995, and other US federal securities laws and applicable Canadian securities laws) ("forward-looking statements") that relate to future events or our future financial performance. These statements can be identified by expressions of belief, expectation or intention, as well as those statements that are not historical fact. These statements often contain words such as "should," "could," "expect," "may," "anticipate," "forecast," "believe," "intend," "estimates," "plans" and similar expressions. These statements are based on certain factors and assumptions as set forth in this Quarterly Report, including with respect to: foreign exchange rates, expected synergies, expected growth, results of operations, performance, business prospects and opportunities, and effective tax rates. While the company considers these factors and assumptions to be reasonable based on information currently available, they may prove to be incorrect. Forward-looking statements are subject to risks and uncertainties that are difficult to predict. The results or events set forth in forward-looking statements may differ materially from actual results or events. Several factors could cause actual results or events to differ materially from those expressed in forward-looking statements, including, but not limited to, the following: a number of matters relating to the Merger, including the failure to realize the anticipated benefits of the Merger and to successfully integrate PotashCorp and Agrium, certain costs that we may incur as a result of the Merger, the ability to retain personnel as a result of the Merger and the effect of the Merger on our business and operations generally; risks related to diversion of management time from ongoing business operations due to integration related activities related to the Merger; the risk that our credit ratings may be downgraded or there may be adverse conditions in the credit markets; any significant impairment of the carrying amount of certain of our assets; variations from our assumptions with respect to foreign exchange rates, expected growth, results of operations, performance, business prospects and opportunities, and effective tax rates; fluctuations in supply and demand in the fertilizer, sulfur and petrochemical markets; changes in competitive pressures, including pricing pressures; risks and

uncertainties related to any operating and workforce changes made in response to our industry and the markets we serve, including mine and inventory shutdowns; adverse or uncertain economic conditions and changes in credit and financial markets; economic and political uncertainty around the world; changes in capital markets; the results of sales contract negotiations; unexpected or adverse weather conditions; changes in currency and exchange rates; risks related to reputational loss; the occurrence of a major safety incident; inadequate insurance coverage for a significant liability; inability to obtain relevant permits for our operations; catastrophic events or malicious acts, including terrorism; certain complications that may arise in our mining process, including water inflows; risks and uncertainties related to our international operations and assets; our ownership of non-controlling equity interests in other companies; our prospects to reinvest capital in strategic opportunities and acquisitions; risks associated with natural gas and other hedging activities; security risks related to our information technology systems; imprecision in mineral reserve and resources estimates; costs and availability of transportation and distribution for our raw materials and products, including railcars and ocean freight; changes in, and the effects of, government policies and regulations; earnings and the decisions of taxing authorities which could affect our effective tax rates; increases in the price or reduced availability of the raw materials that we use; our ability to attract, develop, engage and retain skilled employees; strikes or other forms of work stoppage or slowdowns; rates of return on, and the risks associated with, our investments and capital expenditures; timing and impact of capital expenditures; the impact of further innovation; adverse developments in new and pending legal proceedings or government investigations; and violations of our governance and compliance policies. These risks and uncertainties and additional risks and uncertainties can be found in Schedule B of the BAR and in our filings with the SEC and the Canadian provincial securities commissions. The purpose of our expected adjusted net earnings per share, adjusted EBITDA and EBITDA by segment guidance range is to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes. Forward-looking statements in or incorporated into this report are given only as at the date of this report or the document incorporated into this report and the company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Appendix

Non-IFRS Financial Measures

Nutrien uses EBITDA and adjusted EBITDA (non-IFRS financial measures) as supplemental measures. EBITDA and adjusted EBITDA are frequently used by investors and analysts for valuation purposes when multiplied by a factor to estimate the enterprise value of a company. EBITDA is also used in determining annual incentive compensation for certain management employees. EBITDA is calculated as net (loss) earnings from continuing operations before finance costs, income tax (recovery) expense and depreciation and amortization. Adjusted EBITDA is calculated as net (loss) earnings from continuing operations before finance costs, income tax (recovery) expense and depreciation and amortization, impairment, Merger and related costs, share-based compensation and Curtailment Gain.

These measures are a numerical measure of a company's performance, that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measures calculated and presented in accordance with IFRS. EBITDA and adjusted EBITDA are not measures of financial performance (nor do they have standardized meanings) under IFRS. In evaluating these measures, investors should consider that the methodology applied in calculating such measures may differ among companies and analysts.

Nutrien also uses non-IFRS combined historical information in the evaluation of its operations and financial position. This information is useful as it provides a measure of what the combined results may have been had PotashCorp and Agrium merged on January 1, 2017. The combined historical results for Nutrien were calculated by adding the historical IFRS financial statements prepared by PotashCorp and Agrium and then eliminating intercompany transactions and reclassifying line items to conform with Nutrien's financial statement presentation. This combined historical information does not include, among other things, estimated cost synergies, adjustments related to restructuring or integration activities, adjustments related to the PPA and the impact of discontinued operations.

The combined historical information may differ from the Nutrien pro forma earnings and balance sheet presented in the BAR as the pro forma information presented therein required certain adjustments under applicable securities laws and accounting standards that the company believes do not provide as useful a measure as the combined historical financial information. The primary differences in the statement of earnings were that pro forma finance costs were reduced by the amortization of the change in carrying amount of Agrium's debt resulting from the PPA and the pro forma other expenses were adjusted to remove any Merger-related costs. There were no comparable adjustments in the combined historical financial information. The primary differences in the balance sheet were the pro forma adjustments for the estimated proceeds from the sale of SQM, APC, ICL and Agrium's Conda Idaho phosphate production facility and adjacent phosphate mineral rights at December 31, 2017 while there was no adjustment in the combined historical financial information and the PPA in the pro forma information was largely allocated to goodwill as fewer provisional fair value adjustments were known at the time of its preparation.

The company uses both IFRS and certain non-IFRS measures to assess performance. Management believes the non-IFRS measures provide useful supplemental information to investors in order that they may evaluate Nutrien's financial performance using the same measures as management. Management believes that, as a result, the investor is afforded greater transparency in assessing the financial performance of the company. These non-IFRS financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with IFRS.

Refer to the Appendix starting on page 33 of our first quarter interim report for the Nutrien combined historical balance sheet as at December 31, 2017 and the Nutrien combined historical statement of earnings and EBITDA for the three months ended March 31, 2017, June 30, 2017, September 30, 2017 and December 31, 2017.

Following is the combined historical summary of cash flow information and summary other comprehensive income for the three and nine-month periods ended September 30, 2017, as well as, combined historical segment EBITDA for the nine months ended September 30, 2017.

EBITDA and Adjusted EBITDA	Three Months Ended September 30, 2018	Three Months Ended September 30, 2017	Nine Months Ended September 30, 2018	Nine Months Ended September 30, 2017
Net (loss) earnings from continuing operations	$ (1,067)	$ (53)	$ (327)	$ 749
Finance costs	142	135	394	379
Income tax (recovery) expense	(434)	(8)	(199)	163
Depreciation and amortization	427	301	1,194	911
EBITDA	(932)	375	1,062	2,202
Impairment of property, plant and equipment	1,809	29	1,809	29
Merger and related costs	62	21	143	75
Share-based compensation	51	49	149	58
Curtailment Gain	(151)	–	(151)	–
Adjusted EBITDA	$ 839	$ 474	$ 3,012	$ 2,364

Potash Adjusted EBITDA	Three Months Ended September 30, 2018	Three Months Ended September 30, 2017	Nine Months Ended September 30, 2018	Nine Months Ended September 30, 2017
EBITDA	$ (1,311)	$ 303	$ (597)	$ 835
Impairment of property, plant and equipment	1,809	–	1,809	–
Adjusted EBITDA	$ 498	$ 303	$ 1,212	$ 835

Nutrien Combined Historical Summary Cash Flow Information for the Three Months Ended September 30, 2017

	Historical PotashCorp	Historical Agrium	Adjustments	Nutrien
Cash provided by (used in) operating activities	$ 293	$ (314)	$ (4)[1]	$ (25)
Cash used in investing activities	(170)	(261)	(10)[1]	(441)
Cash (used in) provided by financing activities	(123)	530		407
Cash used in discontinued operations	–	(14)	14[1]	–
Effect of exchange rate changes on cash and cash equivalents	–	(14)	–	(14)
Decrease in cash and cash equivalents	$ –	$ (73)	$ –	$ (73)

[1] To reclassify legacy Agrium cash used in discontinued operations to match Nutrien's method of presentation.

Nutrien Combined Historical Summary Cash Flow Information for the Nine Months Ended September 30, 2017

	Historical PotashCorp	Historical Agrium[1]	Adjustments	Nutrien
Cash provided by (used in) operating activities	$ 844	$ (265)	$ 10[1]	$ 589
Cash used in investing activities	(432)	(683)	(20)[1]	(1,135)
Cash (used in) provided by financing activities	(347)	799		452
Cash used in discontinued operations	–	(10)	10[1]	–
Effect of exchange rate changes on cash and cash equivalents	–	(7)		(7)
Increase (decrease) in cash and cash equivalents	$ 65	$ (166)	$ –	$ (101)

[1] To reclassify legacy Agrium cash used in discontinued operations to match Nutrien's method of presentation.

Nutrien Combined Historical Summary Other Comprehensive Income for the Three Months Ended September 30, 2017

	Historical PotashCorp	Historical Agrium[1]	Nutrien
Other comprehensive income	$ 42	$ 10	$ 52

Nutrien Combined Historical Summary Other Comprehensive Income for the Nine Months Ended September 30, 2017

	Historical PotashCorp	Historical Agrium[1]	Nutrien
Other comprehensive income	$ 150	$ 116	$ 266

Nutrien Combined Historical Statement of Earnings and EBITDA for the Nine Months Ended September 30, 2017

	Retail	Potash	Nitrogen	Phosphate and Sulfate	Others	Eliminations	Nutrien
Sales	$ 10,014	$ 1,868	$ 2,285	$ 1,160	$ –	$ (656)	$ 14,671
Freight, transportation and distribution	–	(274)	(263)	(148)	–	–	(685)
Cost of goods sold	(7,763)	(865)	(1,583)	(1,016)	–	663	(10,564)
Gross margin	2,251	729	439	(4)	–	7	3,422
Selling expenses	(1,490)	(10)	(24)	(6)	11	–	(1,519)
General and administrative expenses	(74)	(3)	(8)	(8)	(254)	–	(347)
Provincial mining and other taxes	–	(130)	–	–	–	–	(130)
Earnings of equity-accounted investees	8	–	30	–	–	–	38
Other expenses	(6)	(16)	(24)	(7)	(120)	–	(173)
Earnings (loss) before finance costs and income taxes	689	570	413	(25)	(363)	7	1,291
Finance costs	–	–	–	–	(379)	–	(379)
Earnings (loss) before income taxes	689	570	413	(25)	(742)	7	912
Income taxes	–	–	–	–	(163)	–	(163)
Net earnings (loss) from continuing operations	689	570	413	(25)	(905)	7	749
Finance costs	–	–	–	–	379	–	379
Income taxes	–	–	–	–	163	–	163
Depreciation and amortization	215	265	210	181	40	–	911
EBITDA	$ 904	$ 835	$ 623	$ 156	$ (323)	$ 7	$ 2,202

EBITDA Reconciliation to historical	**Nutrien**
PotashCorp	$ 1,076
Agrium	1,286
Combined EBITDA	2,362
Adjustments:	
Remove APC and SQM	(115)
Remove ICL	(17)
Retail finance costs from operations	(27)
Other	(1)
Nutrien EBITDA	$ 2,202

Nutrien Combined Historical Retail Segment EBITDA for the Nine Months Ended September 30, 2017

	Historical PotashCorp	Historical Agrium	Adjustments	Nutrien
Sales				
External	$ –	$ 9,980	$ –	$ 9,980
Intersegment	–	34	–	34
Total Sales	–	10,014	–	10,014
Cost of goods sold	–	(7,763)	–	(7,763)
Gross margin	–	2,251	–	2,251
Selling expenses	–	(1,490)	–	(1,490)
General and administrative expenses	–	(74)	–	(74)
Earnings of equity-accounted investees	–	8	–	8
Other income (expenses)	–	21	(27)[1]	(6)
Earnings before finance costs and income taxes	–	716	(27)	689
Depreciation and amortization	–	215	–	215
EBITDA	$ –	$ 931	$ (27)	$ 904

[1] Finance costs associated with retail operations will be allocated to retail segment, and presented in other income (expenses).

Nutrien Combined Historical Potash Segment EBITDA for the Nine Months Ended September 30, 2017

	Historical PotashCorp	Historical Agrium	Adjustments	Nutrien
Sales				
External	$ 1,485	$ 285	$ 1	$ 1,771
Intersegment	–	97	–	97
Total Sales	1,485	382	1	1,868
Freight, transportation and distribution	(199)	–	(75)[1]	(274)
Cost of goods sold	(659)	(293)	87[1,4]	(865)
Gross margin	627	89	13	729
Selling expenses	–	(4)	(6)[4]	(10)
General and administrative expenses	–	(3)	–[3,4]	(3)
Provincial mining and other taxes	(125)	–	(5)[2,4]	(130)
Other expenses	–	(10)	(6)[2,4]	(16)
Earnings before finance costs and income taxes	502	72	(4)	570
Depreciation and amortization	183	82	–	265
EBITDA	$ 685	$ 154	$ (4)	$ 835

[1] To separately present legacy Agrium direct and indirect freight costs.
[2] To separately present legacy Agrium provincial mining taxes.
[3] To reclassify legacy Agrium costs related to business support functions to others.
[4] To allocate legacy PotashCorp all others segment selling and administrative expenses to segment.

Nutrien Combined Historical Nitrogen Segment EBITDA for the Nine Months Ended September 30, 2017

	Historical PotashCorp	Historical Agrium	Adjustments	Nutrien
Sales				
External	$ 1,047	$ 599	$ 300[2]	$ 1,946
Intersegment	54	190	95[2,4]	339
Total Sales	1,101	789	395	2,285
Freight, transportation and distribution	(97)	–	(166)[1]	(263)
Cost of goods sold	(789)	(571)	(194)[1,2,4]	(1,554)
Cost of intersegment purchases	(29)	–	–	(29)
Gross margin	186	218	35	439
Selling expenses	–	(9)	(15)[2,5]	(24)
General and administrative expenses	–	(8)	–[2,3,5]	(8)
Earnings of equity-accounted investees	–	–	30[2,5]	30
Other expenses	–	(18)	(6)[2,5]	(24)
Earnings before finance costs and income taxes	186	183	44	413
Depreciation and amortization	144	59	7[2,4]	210
EBITDA	$ 330	$ 242	$ 51	$ 623

[1] To separately present legacy Agrium direct and indirect freight costs.
[2] To reclassify legacy wholesale other Agrium segment between nitrogen and phosphate and sulfate.
[3] To reclassify legacy Agrium costs related to business support functions to others.
[4] To record profit on legacy Agrium transfers of ammonia to phosphate and sulfate segment not previously recorded.
[5] To allocate legacy PotashCorp all others segment selling and administrative expenses to segment.

Nutrien Combined Historical Phosphate and Sulfate Segment EBITDA for the Nine Months Ended September 30, 2017

	Historical PotashCorp	Historical Agrium	Adjustments	Nutrien
Sales				
External	$ 934	$ 96	$ (9)[2,5]	$ 1,021
Intersegment	–	94	45[2]	139
Total Sales	934	190	36	1,160
Freight, transportation and distribution	(125)	–	(23)[1,5]	(148)
Cost of goods sold	(844)	(179)	32[1,2,3,5]	(991)
Cost of intersegment purchases	(25)	–	–	(25)
Gross margin	(60)	11	45	(4)
Selling expenses	–	(1)	(5)[5]	(6)
General and administrative expenses	–	(1)	(7)[2,4]	(8)
Other expenses	–	(4)	(3)[2,4]	(7)
(Loss) earnings before finance costs and income taxes	(60)	5	30	(25)
Depreciation and amortization	166	12	3[2,3]	181
EBITDA	$ 106	$ 17	$ 33	$ 156

[1] To separately present legacy Agrium direct and indirect freight costs.

[2] To reclassify legacy wholesale other Agrium segment between nitrogen and phosphate and sulfate.

[3] To record incremental cost on legacy Agrium transfers of ammonia to phosphate and sulfate segment not previously recorded.

[4] To allocate legacy PotashCorp all others segment selling and administrative expenses to segment.

[5] To reclassify certain phosphate products to others segment.

Nutrien Combined Historical Others Segment and Eliminations EBITDA for the Nine Months Ended September 30, 2017

	Historical PotashCorp	Historical Agrium	Adjustments	Nutrien
Sales				
Intersegment	$ –	$ (523)	$ (133)[1,2,9]	$ (656)
Total Sales	–	(523)	(133)	(656)
Cost of goods sold	–	530	133[1,2,9]	663
Gross margin	–	7	–	7
Selling and administrative expenses	(154)	–	154[10]	–
Selling expenses	–	13	(2)[10]	11
General and administrative expenses	–	(84)	(170)[4,5,10]	(254)
Share-based payments	–	(40)	40[4]	–
Earnings of equity-accounted investees	121	(1)	(120)[7,10]	–
Dividend income	17	–	(16)[8]	1
Other expenses	(56)	(58)	(7)[10,11]	(121)
Loss before finance costs and income taxes	(72)	(163)	(121)	(356)
Finance costs	(180)	(71)	(128)[3,6]	(379)
Finance costs related to long-term debt	–	(155)	155[6]	–
Loss before income taxes	(252)	(389)	(94)	(735)
Income tax recovery (expense)	27	(193)	3[7]	(163)
Net loss from continuing operations	(225)	(582)	(91)	(898)
Finance costs	180	71	128[3,6]	379
Finance costs related to long-term debt	–	155	(155)[6]	–
Income tax (recovery) expense	(27)	193	(3)[7]	163
Depreciation and amortization	27	13	–	40
EBITDA	$ (45)	$ (150)	$ (121)	$ (316)

[1] To eliminate sales made from legacy PotashCorp to legacy Agrium.

[2] To eliminate incremental sales and cost of goods sold related to ammonia transfers to phosphate and sulfate segment.

[3] Finance costs associated with retail operations will be allocated to retail segment, and presented in other expenses.

[4] To reclassify legacy Agrium's share-based payments to general and administrative expenses.

[5] To reclassify legacy Agrium costs related to business support functions to others.

[6] To reclassify finance costs related to long-term debt to finance costs.

[7] To eliminate the earnings of legacy PotashCorp's investments in SQM and APC.

[8] To eliminate the earnings of legacy PotashCorp's investment in ICL.

[9] To eliminate legacy PotashCorp intersegment sales between nitrogen and phosphate and sulfate.

[10] To allocate legacy PotashCorp all others segment selling and administrative expenses to segments.

[11] To reclassify certain phosphate products to others segment.

in millions of US dollars except as otherwise noted

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of (Loss) Earnings

		Three Months Ended September 30		Nine Months Ended September 30	
		2018	2017 (Note 16)	**2018**	2017 (Note 16)
Sales	Note 3	$ 4,034	$ 1,234	$ 15,874	$ 3,466
Freight, transportation and distribution		(253)	(172)	(675)	(421)
Cost of goods sold	Note 3	(2,626)	(829)	(11,066)	(2,279)
Gross Margin		1,155	233	4,133	766
Selling expenses		(560)	(7)	(1,758)	(24)
General and administrative expenses		(163)	(49)	(461)	(130)
Provincial mining and other taxes		(79)	(45)	(192)	(121)
Earnings of equity-accounted investees		15	3	26	6
Impairment of property, plant and equipment	Note 4	(1,809)	–	(1,809)	–
Other income (expenses)	Note 5	82	(35)	(71)	(73)
(Loss) Earnings before Finance Costs and Income Taxes		(1,359)	100	(132)	424
Finance costs		(142)	(60)	(394)	(180)
(Loss) Earnings Before Income Taxes		(1,501)	40	(526)	244
Income tax recovery (expense)	Note 6	434	(24)	199	30
Net (Loss) Earnings from Continuing Operations		$ (1,067)	$ 16	$ (327)	$ 274
Net earnings from discontinued operations	Note 7	23	37	698	129
Net (Loss) Earnings		$ (1,044)	$ 53	$ 371	$ 403
Net (Loss) Earnings per Share from Continuing Operations					
Basic		$ (1.74)	$ 0.02	$ (0.52)	$ 0.33
Diluted		$ (1.74)	$ 0.02	$ (0.52)	$ 0.33
Net (Loss) Earnings per Share from Continuing and Discontinued Operations					
Basic		$ (1.70)	$ 0.06	$ 0.59	$ 0.48
Diluted		$ (1.70)	$ 0.06	$ 0.59	$ 0.48
Weighted average shares outstanding for basic earnings per share ("EPS")	Note 10	614,950,000	840,137,000	629,197,000	840,037,000
Weighted average shares outstanding for diluted EPS	Note 10	614,950,000	840,301,000	629,197,000	840,202,000

(See Notes to the Condensed Consolidated Financial Statements)

NET (LOSS) EARNINGS AND DIVIDEND PER SHARE

Unaudited ($ per share)



Net (loss) earnings per share – basic
Net (loss) earnings per share – diluted
Dividend declared per share
1.50
0.75
0.00
-0.75
-1.50
-2.25
2017
2018
2017
2018
Three months ended September 30
Nine months ended September 30

Source: Nutrien

NET (LOSS) EARNINGS AND CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES

Unaudited ($ millions)

Net (loss) earnings
Cash (used in) provided by operating activities
1,200
800
400
0
-400
-800
-1,200
2017
2018
2017
2018
Three months ended September 30
Nine months ended September 30

Source: Nutrien

EBITDA BY SEGMENT

Unaudited ($ millions)



Retail
Potash
Nitrogen
Phosphate and Sulfate
Others and Eliminations
1,500
1,000
500
-
(500)
(1,000)
(1,500)
2017
2018
2017
2018
Three months ended September 30
Nine months ended September 30

Source: Nutrien

Unaudited in millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Comprehensive (Loss) Income

(net of related income taxes)	Three Months Ended September 30 2018	Three Months Ended September 30 2017 (Note 16)	Nine Months Ended September 30 2018	Nine Months Ended September 30 2017 (Note 16)
Net (Loss) Earnings	$ (1,044)	$ 53	$ 371	$ 403
Other comprehensive income (loss)				
Items that will not be reclassified to net (loss) earnings:				
Net actuarial gain on defined benefit plans [1]	–	–	56	–
Financial instruments measured at FVTOCI [2]				
Net fair value gain (loss) on investments	14	35	(79)	128
Items that have been or may be subsequently reclassified to net (loss) earnings:				
Cash flow hedges				
Net fair value loss during the period [3]	(4)	(1)	(3)	(8)
Reclassification of net loss to (loss) earnings [4]	–	9	–	28
Foreign currency translation				
Loss on translation of net foreign operations	(8)	–	(146)	–
Equity-accounted investees				
Share of other comprehensive (loss) income	(1)	(1)	(2)	2
Other Comprehensive Income (Loss)	1	42	(174)	150
Comprehensive (Loss) Income	$ (1,043)	$ 95	$ 197	$ 553

[1] Net of income taxes of $NIL (2017 – $NIL) for the three months ended September 30, 2018 and $(16) (2017 – $NIL) for the nine months ended September 30, 2018.

[2] As at September 30, 2018, financial instruments measured at fair value through other comprehensive income ("FVTOCI") are comprised of shares in Sinofert Holdings Limited ("Sinofert") and other (September 30, 2017 – Israel Chemicals Ltd. ("ICL"), Sinofert and other). The company's investment in ICL was classified as held for sale at December 31, 2017 and the divestiture of all equity interests in ICL was completed on January 24, 2018.

[3] Cash flow hedges are comprised of natural gas derivative instruments and were net of income taxes of $1 (2017 – $NIL) for the three months ended September 30, 2018 and $1 (2017 – $4) for the nine months ended September 30, 2018.

[4] Net of income taxes of $NIL (2017 – $(4)) for the three months ended September 30, 2018 and $NIL (2017 – $(15)) for the nine months ended September 30, 2018.

(See Notes to the Condensed Consolidated Financial Statements)


COMPREHENSIVE (LOSS) INCOME
Unaudited ($ millions)
Net (loss) earnings
Other comprehensive income (loss)
Comprehensive (loss) income
800
400
0
-400
-800
-1,200
2017
2018
Three months ended September 30
2017
2018
Nine months ended September 30
Source: Nutrien

Condensed Consolidated Statements of Cash Flows

		Three Months Ended September 30		Nine Months Ended September 30	
		2018	2017 (Note 16)	**2018**	2017 (Note 16)
Operating Activities					
Net (loss) earnings		$ (1,044)	$ 53	$ 371	$ 403
Adjustments to reconcile net (loss) earnings to cash (used in) provided by operating activities	Note 8	1,801	237	2,095	532
Changes in non-cash operating working capital	Note 8	(934)	3	(2,382)	(91)
Cash (used in) provided by operating activities		(177)	293	84	844
Investing Activities					
Business acquisitions, net of cash acquired	Note 2	(140)	–	(385)	–
Additions to property, plant and equipment		(352)	(170)	(913)	(431)
Cash acquired in Merger	Note 2	–	–	466	–
Proceeds from disposal of discontinued operations	Note 7	14	–	1,833	–
Purchase of investments		(15)	–	(123)	–
Other		14	–	25	(1)
Cash (used in) provided by investing activities		(479)	(170)	903	(432)
Financing Activities					
Finance costs on long-term debt		–	–	(21)	(1)
Proceeds from (repayment of) short-term debt	Note 9	1,319	(39)	3,214	(99)
Repayment of long-term debt		(2)	–	(8)	–
Dividends paid	Note 10	(248)	(84)	(708)	(248)
Repurchase of common shares	Note 10	(459)	–	(1,663)	–
Issuance of common shares	Note 10	5	–	7	1
Cash provided by (used in) financing activities		615	(123)	821	(347)
Effect of exchange rate changes on cash and cash equivalents		(13)	–	(22)	–
(Decrease) Increase in Cash and Cash Equivalents		(54)	–	1,786	65
Cash and Cash Equivalents, Beginning of Period		1,956	97	116	32
Cash and Cash Equivalents, End of Period	Note 8	$ 1,902	$ 97	$ 1,902	$ 97
Cash and cash equivalents comprised of:					
Cash		$ 580	$ 31	$ 580	$ 31
Short-term investments		1,322	66	1,322	66
		$ 1,902	$ 97	$ 1,902	$ 97

(See Notes to the Condensed Consolidated Financial Statements)



CASH FLOWS
Unaudited ($ millions)
Period ended September 30   As at September 30

- Cash (used in) provided by operating activities — Cash and cash equivalents
- Cash (used in) provided by investing activities
- Cash provided by (used in) financing activities

Source: Nutrien

in millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Changes in Shareholders' Equity

			Accumulated Other Comprehensive (Loss) Income							
	Share Capital	Contributed Surplus	Net fair value loss on investments [1, 2]	Net (loss) gain on derivatives designated as cash flow hedges	Net actuarial gain on defined benefit plans	Translation loss of net foreign operations (Note 16)	Comprehensive loss of equity-accounted investees (Note 16)	Total Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Equity [3]
Balance – December 31, 2017	$ 1,806	$ 230	$ 73	$ (43)	$ –[4]	$ (2)	$ (3)	$ 25	$ 6,242	$ 8,303
Merger impact (Note 2, Note 10)	15,898	7	–	–	–	–	–	–	(1)	15,904
Net earnings	–	–	–	–	–	–	–	–	371	371
Other comprehensive (loss) income	–	–	(79)	(3)	56	(146)	(2)	(174)	–	(174)
Shares repurchased (Note 10)	(884)	(23)	–	–	–	–	–	–	(756)	(1,663)
Dividends declared (Note 10)	–	–	–	–	–	–	–	–	(749)	(749)
Effect of share-based compensation including issuance of common shares	8	17	–	–	–	–	–	–	–	25
Transfer of net actuarial gain on defined benefit plans	–	–	–	–	(56)	–	–	(56)	56	–
Transfer of net loss on sale of investment	–	–	19	–	–	–	–	19	(19)	–
Transfer of net loss on cash flow hedges [5]	–	–	–	18	–	–	–	18	–	18
Balance –September 30, 2018	$ 16,828	$ 231	$ 13	$ (28)	$ –[4]	$ (148)	$ (5)	$ (168)	$ 5,144	$ 22,035
Balance – December 31, 2016	$ 1,798	$ 222	$ 43	$ (60)	$ –[4]	$ (2)	$ (6)	$ (25)	$ 6,204	$ 8,199
Net earnings	–	–	–	–	–	–	–	–	403	403
Other comprehensive income	–	–	128	20	–	–	2	150	–	150
Dividends declared	–	–	–	–	–	–	–	–	(252)	(252)
Effect of share-based compensation including issuance of common shares	2	6	–	–	–	–	–	–	–	8
Shares issued for dividend reinvestment plan	5	–	–	–	–	–	–	–	–	5
Balance – September 30, 2017	$ 1,805	$ 228	$ 171	$ (40)	$ –[4]	$ (2)	$ (4)	$ 125	$ 6,355	$ 8,513

1 The company adopted IFRS 9 "Financial Instruments" in 2018 and reclassified available-for-sale investments as financial instruments measured at FVTOCI.

2 The company divested its equity interests in the investment in ICL on January 24, 2018. The loss on sale of ICL of $(19) was transferred to retained earnings at September 30, 2018. The cumulative net unrealized gain at September 30, 2017 was $77.

3 All equity transactions were attributable to common shareholders.

4 Any amounts incurred during a period were closed out to retained earnings at each period-end. Therefore, no balance exists at the beginning or end of period.

5 Net of income taxes of $(1) for the three months ended September 30, 2018 and $(5) for the nine months ended September 30, 2018.

(See Notes to the Condensed Consolidated Financial Statements)

Condensed Consolidated Balance Sheets

		September 30, 2018 (Note 2)	December 31, 2017 (Note 16)
Assets			
Current assets			
Cash and cash equivalents		$ 1,902	$ 116
Receivables		4,490	489
Inventories		3,910	788
Prepaid expenses and other current assets		429	72
		10,731	1,465
Assets held for sale	Note 7	945	1,858
		11,676	3,323
Non-current assets			
Property, plant and equipment	Note 4	18,608	12,971
Goodwill		11,217	97
Other intangible assets		2,256	69
Investments		879	292
Other assets		591	246
Total Assets		$ 45,227	$ 16,998

(See Notes to the Condensed Consolidated Financial Statements)

		September 30, 2018 (Note 2)	December 31, 2017 (Note 16)
Liabilities			
Current liabilities			
Short-term debt	Note 9	$ 4,770	$ 730
Current portion of long-term debt		1,009	–
Payables and accrued charges		4,744	836
		10,523	1,566
Deferred income tax liabilities on assets held for sale	Note 7	28	36
		10,551	1,602
Non-current liabilities			
Long-term debt		7,587	3,711
Deferred income tax liabilities		2,701	2,205
Pension and other post-retirement benefit liabilities	Note 5	446	440
Asset retirement obligations and accrued environmental costs		1,693	651
Other non-current liabilities		214	86
Total Liabilities		23,192	8,695
Shareholders' Equity			
Share capital	Note 10	16,828	1,806
Contributed surplus		231	230
Accumulated other comprehensive (loss) income		(168)	25
Retained earnings		5,144	6,242
Total Shareholders' Equity		22,035	8,303
Total Liabilities and Shareholders' Equity		$ 45,227	$ 16,998

(See Notes to the Condensed Consolidated Financial Statements)

TOTAL ASSETS

As at September 30 - Unaudited
(percentage)



- Property, plant and equipment
- Goodwill
- Current assets
- Other Intangible assets
- Assets held for sale
- Investments
- Other non-current assets

Source: Nutrien

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY

As at September 30 - Unaudited
(percentage)



- Share capital
- Retained earnings
- All other shareholders' equity
- Current liabilities
- Long-term debt
- Deferred income tax liabilities
- All other non-current liabilities
- Deferred income tax liabilities on assets held for sale

Source: Nutrien

TOTAL DEBT AND TOTAL DEBT TO CAPITAL

Unaudited
($ billions)   (percentage)



Total debt = short-term debt + current portion of long-term debt + long-term debt + net unamortized debt issue costs
Capital = total debt + total shareholders' equity

Source: Nutrien

in millions of US dollars except as otherwise noted

Notes to the Condensed Consolidated Financial Statements

As at and for the Three and Nine Months Ended September 30, 2018

Note 1 Basis of Presentation

On January 1, 2018, Potash Corporation of Saskatchewan Inc. ("PotashCorp") and Agrium Inc. ("Agrium") combined their businesses in a transaction by way of a plan of arrangement (the "Merger") by becoming wholly-owned subsidiaries of a new parent company named Nutrien Ltd. (collectively with its subsidiaries, known as "Nutrien" or "the company" except to the extent the context otherwise requires). Nutrien is the world's largest provider of crop inputs and services.

These unaudited interim condensed consolidated financial statements ("interim financial statements") are based on International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") and have been prepared in accordance with International Accounting Standard ("IAS") 34, "Interim Financial Reporting." The accounting policies and methods of computation used in preparing these interim financial statements are consistent with those used in the preparation of Nutrien's first quarter 2018 unaudited condensed consolidated financial statements ("first quarter financial statements"). PotashCorp is the acquirer for accounting purposes, and as a result, figures for 2017 and prior reflect the historical operations of PotashCorp. The financial statements and related notes of Nutrien in 2018 and beyond reflect the operations of Nutrien.

These interim financial statements include the accounts of Nutrien and its subsidiaries; however, they do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with the company's first quarter financial statements. In management's opinion, the interim financial statements include all adjustments necessary to fairly present such information in all material respects. Interim results are not necessarily indicative of the results expected for any other interim period or the fiscal year.

These interim financial statements were authorized by the audit committee of the Board of Directors for issue on November 5, 2018.

Note 2 Business Combinations

Merger of Equals

As described in Note 1, PotashCorp and Agrium combined their businesses in a merger of equals. Further information relating to the merger of equals was previously described in Note 2 of the company's first quarter financial statements.

The company has engaged independent valuation experts to assist in determining the fair value of certain assets acquired and liabilities assumed and related deferred income tax impacts in connection with the Merger. The purchase price allocation is not final as the company is continuing to obtain and verify information required to determine the fair value of certain assets and liabilities and the amount of deferred income taxes arising on their recognition. The company estimated the preliminary purchase price allocation as of the date of the Merger based on information that was available and continues to adjust those estimates as new information becomes available that existed at the date of acquisition. The company expects to finalize the amounts recognized as it obtains the information necessary to complete the analysis, and in any event, not later than December 31, 2018.

in millions of US dollars except as otherwise noted

Final determination of the fair values may result in further adjustments to the values presented in the following table:

	Preliminary fair value as previously reported [1]	Adjustments [2]	Estimated fair value as at September 30, 2018
Cash and cash equivalents	$ 466	$ –	$ 466
Receivables	2,422	–	2,422
Inventories	3,303	–	3,303
Prepaid expenses and other current assets	1,124	–	1,124
Assets held for sale	95	–	95
Property, plant and equipment	7,566	(107)	7,459
Goodwill	10,837	124	10,961
Other intangible assets	2,348	–	2,348
Investments	528	–	528
Other assets	123	75	198
Total assets	$ 28,812	$ 92	$ 28,904
Short-term debt	$ 867	$ –	$ 867
Payables and accrued charges	5,226	13	5,239
Long-term debt	4,941	–	4,941
Deferred income tax liabilities	492	40	532
Pension and other post-retirement benefit liabilities	142	–	142
Asset retirement obligations and accrued environmental costs	1,055	39	1,094
Other non-current liabilities	79	–	79
Total liabilities	$ 12,802	$ 92	$ 12,894
Net assets (consideration for the Merger)	$ 16,010	$ –	$ 16,010

1 As previously reported in the company's second quarter financial statements.

2 The company recorded adjustments to the preliminary fair value in the third quarter of 2018 to reflect facts and circumstances in existence as of the date of acquisition. These adjustments primarily related to changes in preliminary valuation assumptions, including refinement of property, plant and equipment, and asset retirement obligations estimates based on new information available that existed at the date of acquisition and recording certain components of the tax impact of the fair value adjustments. All measurement period adjustments were offset against goodwill.

Financial information related to the acquired operations of Agrium

The following table provides "gross sales" and "net (loss) earnings from continuing operations before income taxes":

	Three Months Ended September 30, 2018	Nine Months Ended September 30, 2018
Summary results of acquired operations of Agrium [1]		
Gross sales	$ 2,608	$ 12,000
Net (loss) earnings from continuing operations before income taxes	$ (141)	$ 400

1 Results of acquired operations included the company's condensed consolidated statements of earnings for the period.

Retail acquisitions

During the year, the retail segment acquired 43 farm centers in North America and Australia, in addition to companies operating within the digital agriculture, proprietary products and agricultural services segments. Benefits of the acquisitions include expansion of geographical coverage for the sale of crop input products, increased customer base and workforce, continued growth in the digital agricultural field and synergies between Nutrien and the acquired businesses.

The purchase price allocation for these acquisitions is not final as the company is still gathering and analyzing information relating to the acquired assets and assumed liabilities, including fair values and the resulting income tax impact.

The preliminary values allocated to the acquired assets and assumed liabilities based upon fair values were as follows:

	September 30, 2018
Working capital	$ 104
Property, plant and equipment	94
Other intangible assets	7
Goodwill [1]	175
Other non-current assets	14
Other non-current liabilities	(9)
Total consideration	$ 385

1 Goodwill was calculated as the difference between the amount of consideration transferred and the net identifiable assets acquired.

	Three Months Ended September 30, 2018	Nine Months Ended September 30, 2018
Financial information related to business acquisitions from the date of acquisition [1]		
Sales	$ 52	$ 181
Earnings before income taxes	$ 1	$ 13

1 Estimated annual sales and earnings before finance costs, income taxes, and depreciation and amortization if acquisitions occurred at the beginning of the year are approximately $390 and $35, respectively.

Unaudited in millions of US dollars except as otherwise noted

Note 3 Segment Information

The company has four reportable operating segments: retail, potash, nitrogen and phosphate and sulfate. The retail segment distributes crop nutrients, crop protection products, seed and merchandise and provides services directly to growers through a network of farm centers in North and South America and Australia. The potash, nitrogen and phosphate and sulfate segments are differentiated by the chemical nutrient contained in the products that each produces.

	Three Months Ended September 30, 2018						
	Retail	Potash	Nitrogen	Phosphate and Sulfate	Others	Eliminations	Consolidated
Sales – third party	$ 2,161	$ 880	$ 584	$ 409	$ –	$ –	$ 4,034
– intersegment	14	62	109	86	–	(271)	–
Sales – total	2,175	942	693	495	–	(271)	4,034
Freight, transportation and distribution	–	(125)	(81)	(58)	–	11	(253)
Net sales	2,175	817	612	437	–	(260)	
Cost of goods sold	(1,642)	(358)	(457)	(401)	–	232	(2,626)
Gross margin	533	459	155	36	–	(28)	1,155
Selling expenses	(552)	(3)	(8)	(3)	6	–	(560)
General and administrative expenses	(25)	(3)	(7)	(2)	(126)	–	(163)
Provincial mining and other taxes	–	(78)	(1)	–	–	–	(79)
Earnings of equity-accounted investees	1	–	17	–	(3)	–	15
Impairment of property, plant and equipment (Note 4)	–	(1,809)	–	–	–	–	(1,809)
Other income (expenses)	37	(5)	(10)	1	59	–	82
(Loss) earnings before finance costs and income taxes	(6)	(1,439)	146	32	(64)	(28)	(1,359)
Depreciation and amortization	122	128	111	56	10	–	427
EBITDA [1]	116	(1,311)	257	88	(54)	(28)	(932)
Assets [2]	13,134	11,682	5,794	2,531	12,766	(680)	45,227

[1] Consolidated EBITDA is a non-IFRS measure calculated as net (loss) earnings from continuing operations before finance costs, income tax (recovery) expenses and depreciation and amortization. Nutrien uses EBITDA as a supplemental measure. EBITDA is frequently used by investors and analysts for valuation purposes when multiplied by a factor to estimate the enterprise value of a company. EBITDA is also used in determining annual incentive compensation for certain management employees. Generally, this measure is a numerical measure of a company's performance, financial position or cash flows that excludes amounts that are not normally excluded in the most directly comparable measure calculated and presented in accordance with IFRS. EBITDA is not a measure of financial performance (nor does it have a standardized meaning) under IFRS. In evaluating this measure, investors should consider that the methodology applied in calculating such measures may differ among companies and analysts. The company uses both IFRS and certain non-IFRS measures to assess financial performance. Management believes this non-IFRS measure provides useful supplemental information to investors in order that they may evaluate Nutrien's financial performance using the same measures as management. Management believes that, as a result, the investor is afforded greater transparency in assessing the financial performance of the company. These non-IFRS financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with IFRS.

[2] Included in the total assets relating to the others segment are $945 relating to the investments held for sale as described in Note 7. Goodwill related to the Merger is not allocated due to the provisional status of the purchase price allocation.

in millions of US dollars except as otherwise noted

	Three Months Ended September 30, 2017					
	Potash	Nitrogen	Phosphate and Sulfate	Others	Eliminations	Consolidated
Sales – third party	$ 595	$ 288	$ 351	$ –	$ –	$ 1,234
– intersegment	–	15	–	–	(15)	–
Sales – total	595	303	351	–	(15)	1,234
Freight, transportation and distribution	(85)	(33)	(54)	–	–	(172)
Net sales	510	270	297	–	(15)	
Cost of goods sold	(253)	(249)	(342)	–	15	(829)
Gross margin	257	21	(45)	–	–	233
Selling expenses	(2)	(3)	(1)	(1)	–	(7)
General and administrative expenses	(2)	(1)	(1)	(45)	–	(49)
Provincial mining and other taxes	(45)	–	–	–	–	(45)
Earnings of equity-accounted investees	–	3	–	–	–	3
Other expenses	(5)	(3)	(1)	(26)	–	(35)
Earnings (loss) before finance costs and income taxes	203	17	(48)	(72)	–	100
Depreciation and amortization	72	47	52	9	–	180
EBITDA	275	64	4	(63)	–	280
Assets [1]	9,811	2,502	2,250	2,788	–	17,351

[1] Included in the total assets relating to the others segment are $1,930 relating to the investments held for sale as described in Note 7.

	Nine Months Ended September 30, 2018						
	Retail	Potash	Nitrogen	Phosphate and Sulfate	Others	Eliminations	Consolidated
Sales – third party	$ 10,580	$ 2,148	$ 1,989	$ 1,157	$ –	$ –	$ 15,874
– intersegment	36	180	419	246	–	(881)	–
Sales – total	10,616	2,328	2,408	1,403	–	(881)	15,874
Freight, transportation and distribution	–	(298)	(268)	(168)	–	59	(675)
Net sales	10,616	2,030	2,140	1,235	–	(822)	
Cost of goods sold	(8,243)	(912)	(1,576)	(1,128)	–	793	(11,066)
Gross margin	2,373	1,118	564	107	–	(29)	4,133
Selling expenses	(1,732)	(9)	(24)	(8)	15	–	(1,758)
General and administrative expenses	(73)	(8)	(17)	(6)	(357)	–	(461)
Provincial mining and other taxes	–	(188)	(2)	(1)	(1)	–	(192)
Earnings of equity-accounted investees	6	–	24	–	(4)	–	26
Impairment of property, plant and equipment (Note 4)	–	(1,809)	–	–	–	–	(1,809)
Other income (expenses)	51	(13)	(17)	2	(94)	–	(71)
Earnings (loss) before finance costs and income taxes	625	(909)	528	94	(441)	(29)	(132)
Depreciation and amortization	367	312	325	149	41	–	1,194
EBITDA	992	(597)	853	243	(400)	(29)	1,062
Assets [1]	13,134	11,682	5,794	2,531	12,766	(680)	45,227

[1] Included in the total assets relating to the others segment are $945 relating to the investments held for sale as described in Note 7. Goodwill related to the Merger is not allocated due to the provisional status of the purchase price allocation.

in millions of US dollars except as otherwise noted

	Nine Months Ended September 30, 2017					
	Potash	Nitrogen	Phosphate and Sulfate	Others	Eliminations	Consolidated
Sales – third party	$ 1,485	$ 1,047	$ 934	$ –	$ –	$ 3,466
– intersegment	–	54	–	–	(54)	–
Sales – total	1,485	1,101	934	–	(54)	3,466
Freight, transportation and distribution	(199)	(97)	(125)	–	–	(421)
Net sales	1,286	1,004	809	–	(54)	
Cost of goods sold	(646)	(818)	(869)	–	54	(2,279)
Gross margin	640	186	(60)	–	–	766
Selling expenses	(6)	(11)	(5)	(2)	–	(24)
General and administrative expenses	(6)	(3)	(3)	(118)	–	(130)
Provincial mining and other taxes	(121)	–	–	–	–	(121)
Earnings of equity-accounted investees	–	5	–	1	–	6
Other expenses	(15)	(7)	(3)	(48)	–	(73)
Earnings (loss) before finance costs and income taxes	492	170	(71)	(167)	–	424
Depreciation and amortization	183	144	166	27	–	520
EBITDA	675	314	95	(140)	–	944
Assets [1]	9,811	2,502	2,250	2,788	–	17,351

[1] Included in the total assets relating to the others segment are $1,930 relating to the investments held for sale as described in Note 7.

The company has disaggregated revenue from contracts with customers by product line or geographic location for each reportable segment, as it believes this best depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

	Three Months Ended September 30,		Nine Months Ended September 30,	
Retail	2018	2017	2018	2017
Sales by product line				
Crop nutrients	$ 650	$ –	$ 3,660	$ –
Crop protection products	1,086	–	4,218	–
Seed	60	–	1,584	–
Merchandise	205	–	555	–
Services and other	174	–	599	–
Total	$ 2,175	$ –	$ 10,616	$ –

Potash				
Manufactured sales by geography				
North America	$ 484	$ 304	$ 1,130	$ 720
Offshore	458	291	1,198	765
Total	$ 942	$ 595	$ 2,328	$ 1,485

	Three Months Ended September 30,		Nine Months Ended September 30,	
Nitrogen	2018	2017	2018	2017
Sales by product line				
Manufactured Product				
Ammonia	$ 225	$ 119	$ 783	$ 480
Urea	217	68	730	242
Solutions and nitrates	181	111	547	354
Other nitrogen and purchased products	70	5	348	25
Total	$ 693	$ 303	$ 2,408	$ 1,101

Phosphate and Sulfate				
Sales by market				
Manufactured Product				
Fertilizer	$ 305	$ 217	$ 846	$ 519
Feed and industrial	126	132	352	411
Ammonium sulfate	27	–	73	–
Other phosphate and purchased products	37	2	132	4
Total	$ 495	$ 351	$ 1,403	$ 934

in millions of US dollars except as otherwise noted

Note 4 Impairment of Property, Plant and Equipment

After a strategic portfolio review was completed by the Board of Directors during the third quarter of 2018, it was determined the New Brunswick operations would no longer be part of the company's medium-term or long-term strategic plans. As a result, the New Brunswick operations will be safely shutdown. The decision was considered a significant change in the expected manner of use and the related assets were moved from the Potash cash-generating unit ("CGU") to the New Brunswick CGU. Indicators of impairment were identified and the company conducted an impairment assessment of the New Brunswick CGU where the estimated recoverable amount was determined to be $50, based on fair value less costs of disposal. Since the estimated recoverable amount was lower than the carrying value, an impairment loss of $1,809 ($1,320, net of tax) was recorded in the potash segment for the three and nine months ended September 30, 2018.

The estimated recoverable amount was determined to be the salvage value of the assets based on the estimated fair market value of similar used assets and past experience, a level 3 fair value measurement.

Note 5 Other Income (Expenses)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2018	2017 (Note 16)	**2018**	2017 (Note 16)
Gain on curtailment of defined benefit pension and other post-retirement benefit plans	$ 151	$ –	$ 151	$ –
Merger and related costs	(62)	(10)	(143)	(33)
Foreign exchange (loss) gain	–	(14)	2	(22)
Other expenses	(7)	(11)	(81)	(18)
	$ 82	$ (35)	$ (71)	$ (73)

During the third quarter of 2018, as part of the company's continuous assessment of its operations, participation in certain company defined benefit pension and other post-retirement benefit plans was suspended and/or discontinued effective January 1, 2020 based on age and years of service. As a result, the company recognized a merger-related gain on curtailment of defined benefit pension and other post-retirement benefit plans ("Curtailment Gain") of $151.

Note 6 Income Taxes

A separate estimated average annual effective income tax rate was determined for each taxing jurisdiction and applied individually to the interim period (loss) earnings before income taxes from continuing operations for each jurisdiction.

Income Tax Related to Continuing Operations	Three Months Ended September 30, **2018**	Three Months Ended September 30, 2017	Nine Months Ended September 30, **2018**	Nine Months Ended September 30, 2017
Income tax recovery (expense)	$ 434	$ (24)	$ 199	$ 30
Actual effective tax rate on (loss) earnings from continuing operations	29%	36%	38%	15%
Actual effective tax rate including discrete items	29%	59%	38%	(13%)
Discrete tax adjustments that impacted the tax rate	$ (2)	$ (9)	$ –	$ 67

The actual effective tax rate on the loss from continuing operations for the three months ended September 30, 2018 decreased compared to the same period last year. This was primarily due to different income weightings between jurisdictions, partially offset by the impairment of the New Brunswick property, plant and equipment.

The actual effective tax rate on the loss from continuing operations for the nine months ended September 30, 2018 increased compared to the same period last year. This was due to different income weightings between jurisdictions, mostly a decline in Canada partially offset by an increase in the United States, as well as the impairment of the New Brunswick property, plant and equipment.

In the second quarter of 2017, a discrete deferred tax recovery of $68 was recorded as a result of a Saskatchewan income tax rate decrease. This decreased the actual effective tax rate including discrete items for the nine months ended September 30, 2017 by 28 percentage points.

Income tax balances within the condensed consolidated balance sheets were comprised of the following:

Income Tax Assets (Liabilities)	Balance Sheet Location	September 30, 2018	December 31, 2017
Current income tax assets			
Current	Receivables	$ 79	$ 24
Non-current	Other assets	50	64
Deferred income tax assets	Other assets	204	18
Total income tax assets		$ 333	$ 106
Current income tax liabilities			
Current	Payables and accrued charges	$ (72)	$ (16)
Non-current	Other non-current liabilities	(80)	(43)
Deferred income tax liabilities	Deferred income tax liabilities	(2,701)	(2,205)
Total income tax liabilities		$ (2,853)	$ (2,264)

Note 7   Discontinued Operations

The company's investments in Sociedad Quimica y Minera de Chile S.A. ("SQM"), ICL and Arab Potash Company ("APC") were classified as held for sale and as discontinued operations in December 2017, due to regulatory requirements to dispose of these investments in connection with the Merger. The company's share of earnings, dividend income and associated income tax recovery (expense) pertaining to these investments were reclassified from (loss) earnings before income taxes and income tax recovery (expense) to net earnings from discontinued operations on the condensed consolidated statements of (loss) earnings.

For the nine months ended September 30, 2018, the following table represents the progress made towards the regulatory requirements to dispose the company's investments and the relating financial impacts:

				Impact of Sale on:	
	Proceeds	Gain (Loss) on Sale	Net of Income taxes	AOCI	Net Earnings and Retained Earnings
Sale of shares in SQM [1]	$ 1,061	$ 841	$ 586	$ –	$ 586
Sale of shares in ICL [2]	685	(19)	(19)	(19)	–
Sale of Conda [3]	87	–	–	–	–
Total	$ 1,833	$ 822	$ 567	$ (19)	$ 586

[1] In the second quarter of 2018, the company completed the sale of a portion of its equity interest in SQM.

[2] In the first quarter of 2018, the company completed the sale of its equity interests in ICL through a private secondary offering.

[3] In the first quarter of 2018, the company completed the sale of its Conda phosphate operations.

On May 17, 2018, the company entered into an agreement with a third party for the sale of its remaining equity interest in SQM for $4,066 before taxes and closing costs. The agreement is subject to customary closing conditions (including applicable regulatory approvals) and is expected to close by the end of the fourth quarter of 2018.

On October 24, 2018, the company completed the sale of its equity interests in APC for gross proceeds of $502, resulting in a gain on disposal of approximately $140, net of income taxes of $NIL.

Net earnings from discontinued operations were comprised of:

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2018	2017	2018	2017
Gain on disposal of investment in SQM	$ –	$ –	$ 841	$ –
Dividend income of SQM, APC, and ICL [1]	30	5	156	17
Share in earnings of SQM and APC [1]	–	30	–	115
Income tax (expense) recovery [2]	(7)	2	(299)	(3)
Net earnings from discontinued operations	$ 23	$ 37	$ 698	$ 129
Net earnings per share from discontinued operations				
Basic	$ 0.04	$ 0.04	$ 1.11	$ 0.15
Diluted	$ 0.04	$ 0.04	$ 1.11	$ 0.15

[1] The company's investments in SQM and APC were classified as discontinued operations at December 1, 2017 and December 31, 2017, respectively, and, as a result, equity accounting in respect of these investments ceased after such dates.

[2] For the three months ended September 30, 2018, income tax expense relates to the planned repatriation of dividend income and the remaining excess cash available in Chile. For the nine months ended September 30, 2018, income tax expense is comprised of $255 relating to the disposals of certain SQM shares including the planned repatriation of the net proceeds, and $44 relating to earnings from discontinued operations ($26 for the planned repatriation of dividend income received from SQM and $18 for the planned repatriation of the remaining excess cash available in Chile).

in millions of US dollars except as otherwise noted

Cash flows from discontinued operations were comprised of:

	Three Months Ended September 30, 2018	Three Months Ended September 30, 2017	Nine Months Ended September 30, 2018	Nine Months Ended September 30, 2017
Operating Activities				
Dividends from discontinued operations	$ 30	$ 38	$ 156	$ 133
Cash provided by operating activities	$ 30	$ 38	$ 156	$ 133
Investing Activities				
Proceeds from disposal of discontinued operations	$ 14	$ –	$ 1,833	$ –
Cash provided by investing activities	$ 14	$ –	$ 1,833	$ –

Note 8 Consolidated Statements of Cash Flows

In connection with the sale of one of the company's investments, the company received $325 of cash that is currently not available for use.

	Three Months Ended September 30, 2018	Three Months Ended September 30, 2017	Nine Months Ended September 30, 2018	Nine Months Ended September 30, 2017
Reconciliation of cash (used in) provided by operating activities				
Net (loss) earnings	$ (1,044)	$ 53	$ 371	$ 403
Adjustments to reconcile net (loss) earnings to cash (used in) provided by operating activities				
Gain on sale of investment in SQM (Note 7)	–	–	(841)	–
Depreciation and amortization	427	180	1,194	520
Impairment of property, plant and equipment (Note 4)	1,809	29	1,809	29
Net (undistributed) distributed earnings of equity-accounted investees	(1)	1	(9)	(1)
Share-based compensation	51	2	149	9
Recovery of deferred income tax	(356)	(3)	(58)	(99)
Asset retirement obligations and accrued environmental costs	(11)	1	(39)	3
Other long-term liabilities and miscellaneous	(118)	27	(110)	71
Subtotal of adjustments	1,801	237	2,095	532
Changes in non-cash operating working capital				
Receivables	327	(126)	(1,504)	(88)
Inventories	129	72	124	14
Prepaid expenses and other current assets	(117)	11	737	(3)
Payables and accrued charges	(1,273)	46	(1,739)	(14)
Subtotal of changes in non-cash operating working capital	(934)	3	(2,382)	(91)
Cash (used in) provided by operating activities	$ (177)	$ 293	$ 84	$ 844
Supplemental cash flows disclosure				
Interest paid	$ 125	$ 30	$ 366	$ 133
Income taxes paid	$ 27	$ 14	$ 123	$ 67

in millions of US dollars except as otherwise noted

The following is a summary of changes in liabilities arising from financing activities:

	Short-term debt and current portion of long-term debt [1]	Long-term debt	Total
Balance – December 31, 2017	$ 730	$ 3,711	$ 4,441
Cash flows [1]	3,214	(8)	3,206
Non-cash changes	(28)	(23)	(51)
Reclassifications	1,023	(1,023)	–
Debt acquired in Merger (Note 2)	878	4,930	5,808
Foreign currency translation	(38)	–	(38)
Balance – September 30, 2018	$ 5,779	$ 7,587	$ 13,366
Balance – December 31, 2016	$ 884	$ 3,707	$ 4,591
Cash flows [1]	(99)	(1)	(100)
Non-cash changes	–	3	3
Balance – September 30, 2017	$ 785	$ 3,709	$ 4,494

[1] Cash inflows and cash outflows arising from short-term debt transactions are presented on a net basis.

Note 9 Short-term Debt

Short-term debt as of September 30, 2018 included $500 of borrowings secured by $1,798 of accounts receivable. The company retained control of the substantial risks and rewards of accounts receivable ownership.

During the three months ended September 30, 2018, the company entered into an amending agreement to replace its $75 unsecured line of credit with a new $250 uncommitted revolving credit facility repayable on demand. The covenants under the new credit facility were the same as under the line of credit.

Subsequent to September 30, 2018, the company entered into an amending agreement to increase the uncommitted revolving credit facility to $500.

Note 10 Share Capital

Authorized

The company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares. The common shares are not redeemable or convertible. The preferred shares may be issued in one or more series with rights and conditions to be determined by the Board of Directors. No preferred shares have been issued.

Share repurchase program

On February 20, 2018, the company's Board of Directors approved a share repurchase program of up to five percent of the company's outstanding common shares over a one-year period through a normal course issuer bid. Purchases under the normal course issuer bid were made through open market purchases at market price as well as by other means as permitted by applicable securities regulatory authorities, including private agreements. The company completed the share repurchase program by September 30, 2018.

The company repurchased for cancellation 7,271,800 common shares during the three months ended September 30, 2018, at a cost of $394 and an average price per share of $54.15. During the nine months ended September 30, 2018, the company repurchased for cancellation 32,209,923 common shares at a cost of $1,663 and an average price per share of $51.62. The repurchase resulted in a reduction of share capital, and the excess of net cost over the average book value of the shares was recorded as a reduction of contributed surplus and retained earnings.

Issued

	Number of Common Shares (Pre-Merger)	Number of Common Shares (Post-Merger)	Consideration
Balance – December 31, 2017 (Pre-Merger)	840,223,041		
Conversion ratio	0.40		
PotashCorp shares converted to Nutrien shares		336,089,216	$ 1,806
Agrium shares – December 31, 2017 (Pre-Merger)	138,165,765		
Conversion ratio	2.23		
Agrium shares converted to Nutrien shares		308,109,656	15,898
Fractional shares cancelled		(1,399)	–
Balance – January 1, 2018 (Post-Merger)		644,197,473	$17,704
Issued under option plans and share-settled plans		177,898	8
Repurchased		(32,209,923)	(884)
Balance – September 30, 2018		612,165,448	$16,828

in millions of US dollars except as otherwise noted

Dividends declared
The company declared dividends per share of $0.40 (2017 – $0.10) during the three months ended September 30, 2018 and $1.20 (2017 – $0.30) during the nine months ended September 30, 2018.

Subsequent to September 30, 2018, Nutrien's Board of Directors declared a quarterly dividend of $0.43 per share payable on January 17, 2019, to shareholders of record on December 31, 2018. This represents a 7.5 percent increase from the previously declared dividends. The total estimated dividend to be paid is $263.

Anti-dilutive shares
The diluted weighted average shares calculation excluded 979,000 stock options and 118,000 equity-settled performance share units for the three months ended September 30, 2018; and 621,000 stock options and 118,000 equity-settled performance share units for the nine months ended September 30, 2018, due to their anti-dilutive effect.

Note 11 Financial Instruments

Fair Value
Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in a current arm's-length transaction between knowledgeable, willing parties. The valuation policies and procedures for financial reporting purposes are determined by the company's finance department.

Financial instruments included in the condensed consolidated balance sheets are measured either at fair value or amortized cost. The tables below explain the valuation methods used to determine the fair value of each financial instrument and its associated level in the fair value hierarchy.

Financial Instruments Measured at Fair Value	Fair Value Method
Cash and cash equivalents	Carrying amount (approximation to fair value assumed due to short-term nature).
Equity securities	Closing bid price of the common shares (Level 1) as at the balance sheet date.
Debt securities	Closing bid price of the debt (Level 2) as at the balance sheet date.
Foreign currency derivatives not traded in an active market	Quoted forward exchange rates (Level 2) as at the balance sheet date.
Foreign exchange forward contracts, swaps and options	A discounted cash flow model. [1]
Natural gas swaps not traded in an active market	A discounted cash flow model. [1]
Natural gas swaps traded in an active market	Market comparison. [2]

[1] Inputs included contractual cash flows based on prices for natural gas futures contracts, fixed prices and notional volumes specified by the swap contracts, the time value of money, liquidity risk, the company's own credit risk (related to instruments in a liability position) and counterparty credit risk (related to instruments in an asset position). Futures contract prices used as inputs in the model were supported by prices quoted in an active market and therefore categorized in Level 2.

[2] Inputs include current market and contractual prices, forward pricing curves, quoted forward prices, basis differentials, volatility factors and interest rates.

Financial Instruments Measured at Amortized Cost	Fair Value Method
Receivables, short-term debt and payables and accrued charges	Carrying amount (approximation to fair value assumed due to short-term nature).
Long-term debt	Quoted market prices (Level 1 or 2 depending on the market liquidity of the debt).
Other long-term debt instruments	Carrying amount.

Unaudited in millions of US dollars except as otherwise noted

The following table presents the company's fair value hierarchy for financial assets and financial liabilities carried at fair value on a recurring basis:

		Fair Value Measurements at Reporting Dates Using:	
September 30, 2018	Carrying Amount of Asset (Liability)	Quoted Prices in Active Markets for Identical Assets (Level 1) [1]	Significant Other Observable Inputs (Level 2) [1]
Financial instruments measured at fair value on a recurring basis			
Derivative instrument assets			
Natural gas derivatives	$ 7	$ –	$ 7
Foreign currency derivatives	4	–	4
Other current financial assets – marketable securities [2]	102	14	88
Investments at FVTOCI [3]	205	205	
Derivative instrument liabilities			
Natural gas derivatives	(70)	–	(70)
Foreign currency derivatives	(2)	–	(2)
Financial instruments measured at amortized cost			
Cash and cash equivalents	1,902	–	1,902
Current portion of long-term debt			
Senior notes and debentures [4]	(1,000)	(511)	(506)
Fixed and floating rate debt	(9)	–	(9)
Long-term debt			
Senior notes and debentures [4]	(7,571)	(2,420)	(4,876)
Fixed and floating rate debt	(16)	–	(16)

December 31, 2017			
Derivative instrument assets			
Natural gas derivatives	$ 9	$ –	$ 9
Investments at FVTOCI [3]	970	970	–
Derivative instrument liabilities			
Natural gas derivatives	(64)	–	(64)
Long-term debt			
Senior notes [4]	(3,707)	–	(4,045)

1 During the period ended September 30, 2018, there were no transfers between Level 1 and Level 2 for financial instruments measured at fair value. The company's policy is to recognize transfers at the end of the reporting period.

2 Marketable securities consist of equity and fixed income securities. The company determines the fair value of equity securities based on the bid price of identical instruments in active markets. The company values fixed income securities using quoted prices of instruments with similar terms and credit risk.

3 Investments at FVTOCI are comprised of shares in ICL, Sinofert and other. ICL was sold on January 24, 2018 (Note 7).

4 Carrying amount of liability includes net unamortized debt issue costs.

Note 12 Seasonality

The company's sales of fertilizer can be seasonal. Typically, fertilizer sales are highest in the second quarter of the year, due to the Northern Hemisphere's spring planting season. However, planting conditions and the timing of customer purchases will vary each year, and fertilizer sales can be expected to shift from one quarter to another. Feed and industrial sales are more evenly distributed throughout the year. The company's retail sales are generally higher in spring and fall as a result of the increased demand for the company's products during planting seasons. The results of this seasonality have a corresponding effect on trade receivables, rebates receivables, inventories, prepaid expenses and other current assets and payables and accrued charges. Additional information on seasonality can be found in Note 4 of the company's first quarter financial statements.

Note 13 Related Party Transactions

The company sells potash from its Canadian mines for use outside Canada and the US exclusively to Canpotex Limited ("Canpotex"). Sales are at prevailing market prices and are settled on normal trade terms. Sales to Canpotex for the three months ended September 30, 2018 were $458 (2017 – $289) and the nine months ended September 30, 2018 were $1,198 (2017 – $763). At September 30, 2018, $225 (December 31, 2017 – $82) was owing from Canpotex.

in millions of US dollars except as otherwise noted

Note 14 Accounting Policies, Estimates and Judgments

Standards, Amendments and Interpretations Not Yet Effective and Not Applied

The International Accounting Standards Board ("IASB") and IFRS Interpretations Committee ("IFRIC") have issued the following standards and amendments or interpretations to existing standards that were not yet effective and not applied as at September 30, 2018. The company does not anticipate early adoption of these standards at this time.

Standard	Description	Expected Impact	Effective Date [1]
IFRS 16, Leases	Issued to supersede IAS 17, IFRIC 4, SIC-15 and SIC-27, providing the principles for the recognition, measurement, presentation and disclosure of leases. Lessees would be required to recognize assets and liabilities for the rights and obligations created by leases. Lessors would continue to classify leases using a similar approach to that of the superseded standards but with enhanced disclosure to improve information about a lessor's risk exposure, particularly to residual value risk.	As progress toward adoption of the standards, the company has: • continued its activities toward compilation of a lease inventory and review of existing lease agreements; • begun to analyze other agreements that could contain leases; and • completed the configuration of a software program to manage the existing and future lease inventory transactions. The company expects to: • adopt the standard using the modified retrospective approach; • apply recognition exemptions across its complete portfolio of leased assets for short-term leases and leases of low value items; and • use certain relevant practical expedients available under the modified retrospective approach. The company expects that adoption will result in right-of-use assets and lease liabilities in excess of $750, and material reclassifications of interest expense on lease liabilities and depreciation expense within earnings. Once further phases of the review are complete, a more precise quantitative estimate of the impact on the consolidated financial statements will be made.	January 1, 2019, applied retrospectively with certain practical expedients available.
IFRIC 23, Uncertainty Over Income Tax Treatments	Issued to provide guidance on recognition and measurement of uncertain income tax treatments.	The company is reviewing the standard to determine the potential impact, if any.	January 1, 2019, applied retrospectively with certain practical expedients available.
Amendments to IAS 28, Long-term Interests in Associates and Joint Ventures	Issued to clarify that IFRS 9, including its impairment requirements, applies to long-term interests in associates and joint ventures that form part of an entity's net investment in these investees.	The company is reviewing the standard to determine the potential impact, if any.	January 1, 2019, applied retrospectively.
Amendments to IAS 19, Employee Benefits	Issued to require the use of updated assumptions when determining current service cost and net interest for the remainder of the period after a plan amendment, curtailment or settlement. Also required is any reduction in surplus, even amounts not previously recognized due to an asset ceiling limitation, to be recognized in profit or loss as part of past service cost or a gain or loss on settlement.	The company is reviewing the standard to determine the potential impact, if any.	January 1, 2019, applied prospectively.
Amendments to IFRS 3, Business Combinations	Issued to clarify that when an entity obtains control of a business that is a joint operation, it remeasures previously held interests in that business.	The company is reviewing the standard to determine the potential impact, if any.	January 1, 2019, applied prospectively.

Unaudited in millions of US dollars except as otherwise noted

Standard	Description	Expected Impact	Effective Date [1]
Amendments to IAS 12, Income Taxes	Issued to clarify that the requirements to recognize the income tax consequences of dividends where the transactions or events that generated distributable profits are recognized apply to all income tax consequences of dividends, not just where there are different tax rates for distributed and undistributed profits.	The company is reviewing the standard to determine the potential impact, if any.	January 1, 2019, applied prospectively, from the beginning of the earliest comparative period.
Amendments to IAS 23, Borrowing Costs	Issued to clarify that if any specific borrowing remains outstanding after the related asset is ready for its intended use or sale, that borrowing becomes part of the funds that an entity borrows generally when calculating the capitalization rate on general borrowings.	The company is reviewing the standard to determine the potential impact, if any.	January 1, 2019, applied prospectively.
Conceptual Framework for Financial Reporting	Issued to assist the IASB in developing IFRS standards that are based on consistent concepts; to assist preparers in developing consistent accounting policies when no standard applies to a particular transaction or other event, or when a standard allows a choice of accounting policy; and to assist all parties in understanding and interpreting the standards.	The company is reviewing the framework to determine the potential impact, if any.	January 1, 2020.
IFRS 17, Insurance Contracts	Issued to replace IFRS 4, providing guidance for the recognition, measurement, presentation and disclosure of insurance contracts giving consideration to: substantive rights and obligations arising from a contract, law or regulation; enforceable rights and obligations in a contract; and whether contracts are written, oral or implied by customary business practices.	Although the company does not underwrite insurance contracts, all significant contracts will be reviewed under the scope of the standard to determine the potential impact, if any.	January 1, 2021, applied retrospectively with certain practical expedients available.

[1] Effective date for annual periods beginning on or after the stated date.

Note 15 Hyperinflationary Accounting

During the third quarter of 2018, the company applied hyperinflationary accounting to one of its wholly-owned subsidiaries with no material impact to net (loss) earnings for the three and nine months ended September 30, 2018 or the condensed consolidated balance sheet as at September 30, 2018.

in millions of US dollars except as otherwise noted

Note 16 Comparative Figures

As described in Note 1, the comparative figures are PotashCorp only. To conform with Nutrien's new method of presentation and as a result of discontinued operations described in Note 7, comparative figures were reclassified as follows, with no impact to net earnings.

Condensed Consolidated Statements of (Loss) Earnings

	For the Three Months Ended September 30, 2017		
	Previously Reported	Reclassification Amounts	Reported after Reclassifications
Cost of goods sold	$ (832)	$ 3	$ (829)
Selling and administrative expenses	(56)	56	–
Selling expenses	–	(7)	(7)
General and administrative expenses	–	(49)	(49)
Provincial mining and other taxes	(47)	2	(45)
Earnings of equity-accounted investees	33	(30) [1]	3
Dividend income	5	(5) [1]	–
Other expenses	(30)	(5)	(35)
Income taxes	(22)	(2) [1]	(24)
Net earnings from discontinued operations	–	37 [1]	37
	$ (949)	$ –	$ (949)

[1] Includes reclassifications as a result of discontinued operations described in Note 7.

	For the Nine Months Ended September 30, 2017		
	Previously Reported	Reclassification Amounts	Reported after Reclassifications
Cost of goods sold	$ (2,292)	$ 13	$ (2,279)
Selling and administrative expenses	(154)	154	–
Selling expenses	–	(24)	(24)
General and administrative expenses	–	(130)	(130)
Provincial mining and other taxes	(125)	4	(121)
Earnings of equity-accounted investees	121	(115) [1]	6
Dividend income	17	(17) [1]	–
Other expenses	(56)	(17)	(73)
Income taxes	27	3 [1]	30
Net earnings from discontinued operations	–	129 [1]	129
	$ (2,462)	$ –	$ (2,462)

[1] Includes reclassifications as a result of discontinued operations described in Note 7.

Condensed Consolidated Statements of Comprehensive (Loss) Income

	For the Three Months Ended September 30, 2017		
	Previously Reported	Reclassification Amounts	Reported after Reclassifications
Other	$ (1)	$ 1	$ –
Loss on translation of net foreign operations	–	–	–
Equity-accounted investees Share of other comprehensive income	–	(1)	(1)
	$ (1)	$ –	$ (1)

	For the Nine Months Ended September 30, 2017		
	Previously Reported	Reclassification Amounts	Reported after Reclassifications
Other	$ 2	$ (2)	$ –
Loss on translation of net foreign operations	–	–	–
Equity-accounted investees Share of other comprehensive income	–	2	2
	$ 2	$ –	$ 2

Condensed Consolidated Statements of Cash Flows

	For the Three Months Ended September 30, 2017		
	Previously Reported	Reclassification Amounts	Reported after Reclassifications
Pension and other post-retirement benefits	$ 17	$ (17)	$ –
Other long-term liabilities and miscellaneous	10	17	27
	$ 27	$ –	$ 27

	For the Nine Months Ended September 30, 2017		
	Previously Reported	Reclassification Amounts	Reported after Reclassifications
Pension and other post-retirement benefits	$ 50	$ (50)	$ –
Other long-term liabilities and miscellaneous	21	50	71
	$ 71	$ –	$ 71

in millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Changes in Shareholders' Equity

	As at December 31, 2017		
	Previously Reported	Reclassification Amounts	Reported after Reclassifications
Other	$ (5)	$ 5	$ –
Translation loss of net foreign operations	–	(2)	(2)
Comprehensive loss of equity-accounted investees	–	(3)	(3)
	$ (5)	$ –	$ (5)

	As at September 30, 2017		
	Previously Reported	Reclassification Amounts	Reported after Reclassifications
Other	$ (6)	$ 6	$ –
Translation loss of net foreign operations	–	(2)	(2)
Comprehensive loss of equity-accounted investees	–	(4)	(4)
	$ (6)	$ –	$ (6)

	As at December 31, 2016		
	Previously Reported	Reclassification Amounts	Reported after Reclassifications
Other	$ (8)	$ 8	$ –
Translation loss of net foreign operations	–	(2)	(2)
Comprehensive loss of equity-accounted investees	–	(6)	(6)
	$ (8)	$ –	$ (8)

Condensed Consolidated Balance Sheet

	As at December 31, 2017		
	Previously Reported	Reclassification Amounts	Reported after Reclassifications
Intangible assets	$ 166	$ (166)	$ –
Goodwill	–	97	97
Other intangible assets	–	69	69
	$ 166	$ –	$ 166
Investments in equity-accounted investees	$ 30	$ (30)	$ –
Available-for-sale investments	262	(262)	–
Investments	–	292	292
	$ 292	$ –	$ 292
Short-term debt and current portion of long-term debt	$ 730	$ (730)	$ –
Short-term debt	–	730	730
	$ 730	$ –	$ 730
Payables and accrued charges	$ 807	$ 29	$ 836
Current portion of derivative instrument liabilities	29	(29)	–
	$ 836	$ –	$ 836
Other non-current liabilities	$ 51	$ 35	$ 86
Derivative instrument liabilities	35	(35)	–
	$ 86	$ –	$ 86

Note 17 Subsequent Events

Subsequent to September 30, 2018, the company signed a new natural gas purchase agreement in Trinidad. This five-year $1,258 contract will commence January 1, 2019 and is set to expire December 31, 2023. The signing of the new contract has increased the company's minimum purchase commitments as disclosed in the company's first quarter financial statements as follows: 2019 – $244, 2020 – $248, 2021 – $252, 2022 – $255 and 2023 – $259.